Orbis
Grupa Hotelowa

Warszawa, 2006-11-14

SUPPL

SEC MAIL RECEIVED PROCESSING
NOV 21 2006
WASH. D.C. 213 SECTION

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XIX Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the condensed statutory and condensed consolidated interim financial statements for the third quarter 2006 no 3/2006.
Best regards

Alain Billy

Member of the Management Board

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

06018765

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 21 2006
WASH. D.C.
213

ORBIS S.A.

GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at September 30, and for 9 months ended on September 30, 2006

CONSOLIDATED BALANCE SHEET

as at September 30, 2006, June 30, 2006, December 31, 2005 and September 30, 2005

Assets	balance as at September 30, 2006 '000 PLN	balance as at June 30, 2006 '000 PLN	balance as at December 31, 2005 '000 PLN	balance as at September 30, 2005 '000 PLN
Fixed assets	**1 994 803**	**1 979 996**	**1 943 143**	**1 867 867**
Tangible fixed assets	1 758 002	1 752 936	1 743 725	1 669 833
Intangible assets, of which:	109 566	109 679	110 167	109 842
- goodwill	107 252	107 252	107 252	107 252
Investment in an associated company consolidated using the equity method of accounting	7 234	6 511	5 220	4 686
Financial assets held for trading	665	665	765	765
Other financial assets	63 918	57 382	35 447	20 287
Investment property	42 207	42 531	43 184	43 648
Other long-term investments	565	572	565	662
Deferred income tax assets	12 646	9 720	4 070	18 144
Current assets	**278 574**	**276 720**	**216 931**	**272 805**
Inventories	9 933	12 072	9 436	11 754
Trade receivables	88 058	75 590	44 596	77 670
Income tax receivables	19	59	6 604	3 320
Other short-term receivables	91 201	96 439	41 548	41 794
Financial assets at fair value through profit or loss	13 124	21 687	33 047	72 393
Cash and cash equivalents	76 239	70 873	81 700	65 874
Non-current assets held for sale	2 222	726	518	1 490
Total assets	**2 275 599**	**2 257 442**	**2 160 592**	**2 142 162**

Explanation of differences in presented data for 9 months 2005 against previously published data is described in point 11 of these statments

CONSOLIDATED BALANCE SHEET, continued

as at September 30, 2006, June 30, 2006, December 31, 2005 and September 30, 2005

Shareholders Equity and Liabilities	balance as at September 30, 2006	balance as at June 30, 2006	balance as at December 31, 2005	balance as at September 30, 2005
	'000 PLN	'000 PLN	'000 PLN	'000 PLN
Shareholders' equity	**1 708 953**	**1 661 792**	**1 664 740**	**1 617 758**
Share capital	517 754	517 754	517 754	517 754
Other capital	133 333	133 333	133 333	133 411
Foreign currency translation reserve	(526)	(485)	(1 498)	(708)
Retained profits	1 055 929	1 009 262	1 013 153	965 071
Minority holdings	2 463	1 928	1 998	2 230
Non current liabilities	**362 874**	**360 958**	**313 348**	**355 685**
Loans and borrowings	311 857	311 784	267 358	273 291
Provision for deferred income tax	2 281	1 572	1 514	1 118
Other non current liabilities	8 465	7 414	5 798	39 469
Provision for pension and similar benefits	40 220	40 148	38 387	40 837
Provisions for liabilities	51	40	291	970
Current liabilities	**203 772**	**234 692**	**182 504**	**168 719**
Loans and borrowings	43 672	40 731	42 984	4 844
Trade liabilities	74 940	93 273	75 550	92 839
Income tax liabilities	6 902	5 807	168	1 705
Other current liabilities	72 103	85 898	53 064	54 679
Provision for pension and similar benefits	5 026	5 584	5 525	5 613
Provisions for liabilities	1 129	3 399	5 213	9 039
Total liabilities	**2 275 599**	**2 257 442**	**2 160 592**	**2 142 162**

Explanation of differences in presented data for 9 months 2005 against previously published data is described in point 11 of these statments

CONSOLIDATED INCOME STATEMENT

for 9 months and for 3 months ended on September 30, 2006 with comparable figures for the year 2005

	3 months ended on September 30, 2006	9 months ended on September 30, 2006	3 months ended on September 30, 2005	9 months ended on September 30, 2005
	'000 PLN	'000 PLN	'000 PLN	'000 PLN
Net sales of services	346 384	817 002	306 253	769 370
Net sales of other products, merchandise and raw materials	3 054	5 451	2 501	9 979
Cost of services, products, merchandise and raw materials sold	(235 844)	(594 636)	(213 255)	(574 279)
Gross profit on sales	**113 594**	**227 817**	**95 499**	**205 070**
Other operating income	8 248	23 217	8 211	34 721
Distribution & marketing expenses	(16 512)	(40 803)	(14 678)	(38 943)
General overheads & administrative expenses	(35 867)	(112 553)	(36 512)	(114 137)
Other operating expenses	(9 211)	(17 279)	(2 733)	(16 973)
Net impairment reversal	0	0	0	0
Operating profit	**60 252**	**80 399**	**49 787**	**69 738**
Profit on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	0	(13)	0
Financial income	1 031	3 482	5 817	8 570
Financial expenses	(4 126)	(12 419)	(6 664)	(14 944)
Share in net profits of subsidiaries, affiliates and associated companies	723	2 014	707	1 204
Profit before tax	**57 880**	**73 476**	**49 634**	**64 568**
Corporate income tax	(10 678)	(14 568)	(8 461)	(14 480)
Net profit on continuing operations	**47 202**	**58 908**	**41 173**	**50 088**
Discontinued operations	**0**	**0**	**0**	**0**
Loss on discontinued operations	0	0	0	0
Net profit for the financial year	**47 202**	**58 908**	**41 173**	**50 088**
Ascribed to:				
shareholders of the controlling company	46 667	58 443	40 993	49 708
minority shareholders	535	465	180	380
	47 202	**58 908**	**41 173**	**50 088**
Earnings per common share (in PLN)				
Earnings per share attributable to the equity holders of the Company for the financial year	1,01	1,27	0,89	1,08

Explanation of differences in presented data for 9 months 2005 against previously published data is described in point 11 of these statments

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 9 months and for 3 months ended on September 30, 2006, for 12 months preceding and for 9 months comparable for the year 2005

	Capital attributable to equity holders of the Company				Minority Interests	Total
	Share Capital	Other Capital	Foreign currency translation reserve	Retained Profits		
	'000 PLN	'000 PLN	'000 PLN	'000 PLN	'000 PLN	'000 PLN
Twelve months ended on December 31, 2005						
Balance as at January 1, 2005	**517 754**	**133 411**	**(789)**	**931 029**	**1 850**	**1 583 255**
- profit for the financial year	0	0	0	97 790	181	97 971
- translation differences on consolidation	0	0	(709)	0	(33)	(742)
- increase of other investments value	0	(78)	0	0	0	(78)
Total recognised income	**0**	**(78)**	**(709)**	**97 790**	**148**	**97 151**
- dividends	0	0	0	(15 666)	0	(15 666)
Balance as at December 31, 2005	**517 754**	**133 333**	**(1 498)**	**1 013 153**	**1 998**	**1 664 740**
of which: nine months ended on September 30, 2005						
Balance as at January 1, 2005	**517 754**	**133 411**	**(789)**	**931 029**	**1 850**	**1 583 255**
- profit for the financial year	0	0	0	49 708	380	50 088
- translation differences on consolidation	0	0	81	0	0	81
Total recognised income	**0**	**0**	**81**	**49 708**	**380**	**50 169**
- dividends	0	0	0	(15 666)	0	(15 666)
Balance as at September 30, 2005	**517 754**	**133 411**	**(708)**	**965 071**	**2 230**	**1 617 758**
Nine months ended on September 30, 2006						
Balance as at January 1, 2006	**517 754**	**133 333**	**(1 498)**	**1 013 153**	**1 998**	**1 664 740**
- profit for the financial year	0	0	0	58 443	465	58 908
- translation differences on consolidation	0	0	972	0	0	972
Total recognised income	**0**	**0**	**972**	**58 443**	**465**	**59 880**
- dividends	0	0	0	(15 667)	0	(15 667)
Balance as at September 30, 2006	**517 754**	**133 333**	**(526)**	**1 055 929**	**2 463**	**1 708 953**
of which: three months ended on September 30, 2006						
Balance as at July 1, 2006	**517 754**	**133 333**	**(485)**	**1 009 262**	**1 928**	**1 661 792**
- profit for the financial year	0	0	0	46 667	535	47 202
- translation differences on consolidation	0	0	(41)	0	0	(41)
Total recognised income	**0**	**0**	**(41)**	**46 667**	**535**	**47 161**
- dividends	0	0	0	0	0	0
Balance as at September 30, 2006	**517 754**	**133 333**	**(526)**	**1 055 929**	**2 463**	**1 708 953**

CONSOLIDATED CASH FLOW STATEMENT

for 9 months and for 3 months ended on September 30, 2006 with comparable figures for the year 2005

	3 months ended on September 30, 2006	9 months ended on September 30, 2006	3 months ended on September 30, 2005	9 months ended on September 30, 2005
	'000 PLN	'000 PLN	'000 PLN	'000 PLN
OPERATING ACTIVITY				
Gross profit	**57 880**	**73 476**	**49 634**	**64 568**
Adjustments:	**(4 505)**	**47 812**	**(19 638)**	**53 632**
Share in net profit of companies consolidated using the equity method of accounting	(723)	(2 014)	(707)	(1 204)
Depreciation and amortization	36 514	105 032	33 250	97 240
Gain on foreign exchange differences	(845)	(715)	(7 681)	(10 325)
Interest	4 222	11 686	2 219	6 511
(Profit) loss on investing activity	(2 391)	(4 898)	(3 514)	(9 328)
Change in receivables and deferred and accrued expenses	(1 784)	(69 977)	1 186	(55 095)
Change in current liabilities, excluding loans and bank credits	(18 296)	10 395	4 821	48 707
Change in provisions	(2 745)	(2 990)	(33 099)	(23 272)
Change in inventories	2 139	(497)	(273)	934
Other adjustments	(20 596)	1 790	(15 840)	(536)
Cash from operating activity	**53 375**	**121 288**	**29 996**	**118 200**
Income tax (paid)/reimbursed	6 866	2 795	1 272	(5 257)
Net cash flow from operating activity	**60 241**	**124 083**	**31 268**	**112 943**
INVESTING ACTIVITY				
Sale of tangible fixed assets and intangible assets	4 599	13 758	870	15 588
Sale of investment property	0	0	1 700	1 700
Sale of shares in group companies	0	0	0	2 015
Sale of short-term securities	263 749	490 213	492 595	965 229
Interests income	107	246	317	1 078
Other investing income	5	13	0	2 776
Expenditure on tangible fixed assets and intangibles	(34 234)	(128 864)	(30 410)	(73 456)
Expenditure on purchase of group companies	0	0	0	(100)
Expenditure on purchase of short-term securities	(270 198)	(484 990)	(474 728)	(973 817)
Granting of long-term loans	0	0	(66)	(180)
Other investing expenses	(1 801)	(35 884)	(1 134)	(12 787)
Net cash flow from investing activity	**(37 773)**	**(145 508)**	**(10 856)**	**(71 954)**
FINANCING ACTIVITY				
Loans and borrowings obtained	59	51 983	12 164	15 934
Other financial income	2 997	7 509	3 489	8 426
Repayment of loans and borrowings	0	(10 210)	(958)	(10 920)
Payment of interest	(794)	(9 031)	(603)	(4 480)
Dividends and other payments to shareholders	(15 667)	(15 667)	(15 667)	(15 667)
Financial lease payments	(334)	(1 199)	(384)	(732)
Other financial expenditure	(3 363)	(7 421)	(3 285)	(7 938)
Net cash flow from financing activity	**(17 102)**	**15 964**	**(5 244)**	**(15 377)**
Change in cash and cash equivalents	**5 366**	**(5 461)**	**15 168**	**25 612**
Cash and cash equivalents at the beginning of period	**70 873**	**81 700**	**50 706**	**40 262**
Cash and cash equivalents at the end of period	**76 239**	**76 239**	**65 874**	**65 874**

NOTES
TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF THE ORBIS GROUP AS AT SEPTEMBER 30, 2006 AND FOR 9 MONTHS ENDED SEPTEMBER 30, 2006

TABLE OF CONTENTS

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at Bracka 16 street is registered in the District Court for the Capital City of Warsaw, XII Business Department of the National Court Register (KRS) with the number 0000022622.

Orbis S.A. is Poland's largest hotel company that employs approx. 4,000 persons and operates a network of 50 hotels (9,460 rooms) in 28 major cities, towns and resorts in Poland. Company hotels function under the Sofitel, Novotel, Mercure, Holiday Inn ,Orbis Hotels and Etap brands (manage by Hekon Hotele Ekonomiczne) .

Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist, transport and gambling sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne, Orbis Travel, Orbis Transport and Orbis Casino, Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of 8 Ibis economy hotels and 2 Novotels, offering in aggregate 1,593 rooms in 8 towns in Poland. Moreover, the company manages first hotel in Poland an Etap brand in Częstochowa. The company operates Novotel Vilnius in Vilnius, Lithuania, through its subsidiary UAB Hekon.

Polskie Biuro Podróży Orbis sp. z o.o. running its activities under the business name of **Orbis Travel** is the largest Polish travel agent: leader in the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in business trips services and acts also as an agent in the sales of transport tickets.

Orbis Transport sp. z o.o. is the largest Polish carrier in the international coach connections segment (runs regular connections to 100 towns in 11 European countries) and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

Orbis Kontrakty sp. z o.o. is a company dealing with the organization of purchases for the hotels of the Orbis Hotel Group.

The full list of companies has been published in point 3.1 of this report. Changes in the Orbis Group structure that have occurred since the publication of last financial statements have been presented in point 3.2 of this report.

These condensed consolidated financial statements **have been prepared as at September 30 and for 9 months ended September 30, 2006.**

The presented financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS, formerly International Accounting Standards (IAS)) issued by the International Accounting Standards Board (IASB) and with the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) that were approved by the European Union.

Main accounting policies applied in preparing the consolidated financial statements are set out in point 2.1 of the notes to the interim consolidated financial statements for the semi-annual period of 2006. These policies have been consistently applied in all the years covered by the financial statements.

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as a going concern in the foreseeable future. There exist no estimates made as at the balance sheet date that might entail a significant risk of substantial adjustments in carrying amounts of assets and liabilities in the subsequent financial year.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

1. **In the 3rd quarter of 2006 the Orbis Group improved its operating results and net profit** as compared to the 3rd quarter of 2005. Sales amounted to PLN 349.4 million (+13.2% yoy). The EBITDA generated in the

(all amounts are quoted in PLN thousand, unless otherwise stated)

period concerned amounted to PLN 96.8 million which translates into a growth by 16.5% yoy. Net profit totaled PLN 47.2 million (+14.6 yoy).

2. The **BZ WBK AIB Asset Management** fund increased its holding of Orbis S.A. shares up to 12.17%. Information on this issue is disclosed in the current report no. 18/2006 available at www.orbis.pl/ir.
3. In August this year, Poland's **first 1-star Etap hotel** commenced to operate in Częstochowa. The hotel offers 80 rooms. Moreover, modernization works in the building of the **Grand Hotel in Sopot** came to an end in the 3rd quarter of the current year. Consequently, the hotel is joined the group of luxury 5-star hotels of the Sofitel brand.
4. Ibis hotels in Poland have implemented the **Quality Management System ISO 9001,** an international quality standard recognized in over 150 countries around the world that confirms the personnel's professionalism and well-established strive to improve the offered product. In addition to enhanced reliability, improved image of the company and its competitiveness, implementation of the System brings about reduction of costs thanks to better organization and management, higher commitment on the part of employees as well as more efficient identification and problem-solving. The certification audit conducted by BVQI in Poland ended on July 21 with total success. We waited until October 9 to receive an official confirmation of the issue of the certificate.

President Jean Philippe Savoye comments:

I am very pleased with the Orbis Group's performance in the 3rd quarter of the current year. All the companies of our Group generated higher sales and improved the EBITDA as compared to the 3rd quarter of 2005, which was mirrored in an over 13% growth in the entire Group's revenues and a 16.5% rise in the EBITDA. For the Hotel activity for 3 quarters 2006 it is worth notice that, given equal parameters (6 hotels were closed in 2005) to make the figures comparable, the turnover actually rose by 6.3% and the EBITDA by 14.9%.

We achieved such results, first and foremost, by taking advantage of the rising demand for hotel services and by selling more rooms to corporate clients. I would like to highlight the growth in the RevPAR index in the 3rd quarter by nearly 13% yoy achieved against a backdrop of an insignificant rise in the occupancy rate. Such a growth on our highly competitive market was possible owing to the rising demand for services and simultaneous application of the yield management technique that allowed to generate a higher Average Daily Rate. Given the performance in the 3rd quarter, we maintain our projection of the 2006 EBITDA for the Hotel Group activity of PLN 191 million.

The 3rd quarter was marked by intensive works on implementation of our strategy. We brought modernization of the Sofitel Grand Sopot to an end and, today, guests can use all the hotel sections. Moreover, we opened the first Etap hotel in Częstochowa. We invest in modernization of our best hotels and carry out several projects involving construction of new hotels of the Etap, Ibis and Novotel brand to be opened in coming years.

2.2 Factors significant for the development of the group

2.2.1 External factors

MACROECONOMIC SITUATION

The level of GDP is the main factor determining demand in the tourist&hotel services sector. The report published for 9 months, 2006, in the Macro-Economic Review on Ministry of Finance web page indicates that Polish economy is in very good shape. Such an assessment is based on high rate of economic growth, good financial standing of enterprises, decline in unemployment as well as low inflation rate and good, current standing of the state budget. According to figures published by the Central Statistical Office on August 30, 2006, the real rate of GDP growth stood at 5.5% in the 2nd quarter of 2006 and, as the President of the Central Statistical Office projects, will not be worse in the 3rd quarter. According to the Ministry of Finance (Prospects for Polish Economy, September 2006) in the 3rd quarter of 2006 the rate of growth in sold production of industry exceeded 12% yoy, and the rise in retail sales stood at 13.8% yoy. Increase in the average employment in the enterprises' sector was higher than in the preceding periods (3.2%), while the number of persons registered as unemployed totaled 2363.6 thousand in the end of September and was by 396.5 thousand lower than a year ago. Continued high rate of growth of production sold and retail sales indicates that in 2006 the GDP may go up by 5.2% in real terms, which – when compared to past year's result of 3.4% - translates into a considerable improvement. Such favorable performance of the Polish economy is reflected in operating results of the Orbis Hotel Group, in the rise in the number of roomnights sold to Poles (+6.4% yoy), as well as in the growth in the number of roomnights sold to corporate clients (by 8% yoy).

(all amounts are quoted in PLN thousand, unless otherwise stated)

The level of sales of services in hotel business, foreign outgoing and incoming traffic as well as in the rent a car segment is to a large extent influenced by the EUR/PLN exchange rate. In the 3rd quarter of 2006 the average EUR/PLN exchange rate stood at 3.9562 and was by 1.6% lower as compared to the 3rd quarter of 2005 when it stood at 4.0223. It needs stressing that the average quarterly rate of Zloty appreciation is going down from quarter to quarter, hence the impact of the exchange rate on sales is becoming more and more neutral. In the 3rd quarter of 2006, the USD/PLN exchange rate was 3.1033, i.e. it dropped by 5.7% against the corresponding period of past year when it stood at 3.2938. Depreciation of the USD and EURO exchange rate against the Zloty exerts an advantageous impact on sales of foreign outgoing traffic handled by Orbis Travel.

TOURIST TRAFFIC

Incoming traffic – according to the Institute of Tourism, in July and August 2006 12.9 million foreigners came to Poland, i.e. by 4.1% less than in the corresponding months of 2005. The most substantial decline in the number of arrivals was reported in the group of German tourists, 7.1 million tourists (in 8 months ytd -1.5%). The drop in the number of Germans coming to Poland should be considered over a span of a few last years, which allows to see a considerable growth in arrivals of German tourists in 2005. At the same time, in the 3rd quarter of 2006, a rise was reported in the number of tourists from Great Britain - 100.3 thousand persons (+24.7% yoy) and from major overseas countries - 161.1 thousand persons (+11.7% yoy) as well as from the USA - 104.7 thousand persons (+10% yoy). In 2006, the dominant role of business tourism prevails. The percentage of persons using the hotels as their main accommodation facility is going up (from over 40% in the 1st half of 2005 to 53% in the current year).

Outgoing and national traffic – during eight months of 2006, the number of reported Poles' departures abroad was 30.5 million, which translates into a growth by 10.9% in annual terms. During two summer months (July and August) 10 million Poles' departures abroad were reported, by 7.0% more yoy. According to the estimates of the Institute of Tourism, during the two summer months (July and August) Poles went for 14.4 million domestic tourist trips, of which more than a half (60%) were long-term trips. As compared to the summer of 2005, the number of trips lasting for at least five days went up by over 33%, and the number of trips lasting for 2-4 days – by over 20%. Also, the number of Poles going abroad grew by 7.2% as compared to the corresponding period of past year. A decline in long-term trips, coupled with a simultaneous growth in the number of short-term trips, are reported in foreign traffic.

COMPETITION

Hotel market – in the 3rd quarter of 2006, market share of hotels of the Orbis Hotel Group (measured as a share in the number of available rooms) grew slightly as compared to the 2nd quarter of 2006. The share of the Orbis Group hotels in Cracow went up by 6.4%, despite the fact that a 4-star Stary hotel with 53 available rooms was opened in June 2006, while the month of July 2006 saw the opening of the 4-star Qubus hotel with 194 available rooms. In Poznań, a 1% growth against the 2nd quarter of 2006 was brought about by a reduction of the number of rooms, chiefly in the System hotel and the 500 Hotel. On the Tri-City market, the share of the Orbis Group hotels went up by 0,4% despite the fact that a Wolne Miasto hotel with 43 available rooms was opened, while the number of available rooms rose in Orbis hotels and the number of available rooms in competitive hotels slightly decreased. The hotels' share in the Warsaw, Wrocław, Tri-City, Katowice and Szczecin markets did not change as compared to the 2nd quarter of 2006.

Travel agents' market – stable economic situation in Poland and absence of incidents in the world directly impacting the tourist sector exert an advantageous impact on the development of this sector in Poland. The company PBP Orbis is ranked as the 4th tour operator on this fragmented market and shows an upwards trend in this respect.

Transport market – international transport, competition on the part of cheap airlines substantially affects the volume of passenger transport and further development prospects, i.e. results generated in this sector. At the same time we observe increase of demand for transport services provided by the companies of the Orbis Transport Group on international lines as result of the growing economic migration to the EU countries. CFM services remain in high demand which causes develop of lease operating in Poland. Passenger transport on local markets is characterized by strong competition both on the part of small carriers and large carriers with foreign capital involvement, that increase their share in the local transport market in Poland by buying-out PKSes.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2.2.2 Internal factors

INVESTMENT PROGRAM

As at the end of September 2006, the Orbis Group invested PLN 186 million. One of the major investments made by the Group in this period included investments in modernization and construction of hotels of the company Orbis. A growth in capital expenditure in Orbis S.A was connected with the construction of Etap hotels, including among others the Etap hotel in Częstochowa that was opened in August, and with continued modernization works in a few different hotels owned by the Company, predominantly in: the Grand hotel in Warsaw, Grand hotel in Sopot, Novotel Bronowice in Cracow, Novotel Centrum hotel in Katowice (more precise data see point "Strategy"). Increased expenditure on property, plant and equipment, including assets under construction in Hekon Hotele Ekonomiczne S.A. are an effect of new investment projects aimed at provision of complete equipment to Etap hotels. In the period concerned, Orbis Group purchase of vehicles for the purposes of long-term rental and lease as well as new coaches (by Orbis Transport) and also purchase of means of transport, i.e. tourist coaches, to be used in the coach tour operator program (by Orbis Travel).

Company name	9 months ended Sept.30,2006	9 months ended Sept.30,2005	% change 2006 versus 2005
Orbis S.A.*	123 839	48 964	152,92%
Hekon Hotele Ekonomiczne S.A.	3 327	273	1118,68%
PBP Orbis Group	4 270	3 496	22,14%
Orbis Transport Group	55 034	43 070	27,78%
Orbis Kontrakty Sp. z o.o.	0	0	0,00%
UAB Hekon	0	0	0,00%
Orbis Group	**186 470**	**95 803**	**94,64%**

* including prepaid in 2006 amount 17,812 thousand.

EMPLOYMENT

As at the end of September 2006, employment in the Orbis Group amounted to 5,955 full-time jobs and was by 7.6% lower as compared to the past year's figure. This result is attributable predominantly to the Company Orbis S.A. that reported a 10.7% drop in employment as a result of the on-going Company reorganization and a fall in employment in Orbis Transport. In the coming quarters, this process will be continued in Orbis S.A. and, consequently, employment in this company will continue to gradually decline. Employment in other companies has remained at a stable level.

Company name	9 months ended Sept.30,2006	9 months ended Sept.30,2005	% change 2006 versus 2005
Orbis S.A.	3 991	4 471	-10,74%
Hekon Hotele Ekonomiczne S.A.	443	425	4,24%
PBP Orbis Group	543	543	0,00%
Orbis Transport Group	922	953	-3,25%
Orbis Kontrakty Sp. z o.o.	4	0	-
UAB Hekon	52	50	4,00%
Orbis Group	**5 955**	**6 442**	**-7,56%**

STRATEGY

In March 2005, the Management Board of the Company Orbis S.A. presented the new strategy of the Orbis Hotel Group for the years 2005-2009. In May 2006, the Supervisory Board of Orbis S.A. approved the up-date of the strategy of development of the Hotel Group in the years 2006-2010. These documents have been published in the Company's current reports no. 10/2005 and 9/2006 and are available at www.orbis.pl.

As part of the strategy:

1. **The hotel modernization program is underway.** Major modernization projects are as follows:

(all amounts are quoted in PLN thousand, unless otherwise stated)

a. In the 3rd quarter, finishing works in part of the rooms, recreation area, including SPA and the swimming pool, were performed in **Sofitel Grand Sopot.** Some rooms were rendered operational already in June. Modernization works around the hotels came to an end in the first half of November of the current year. Grand Sopot is the third Sofitel in the Orbis Hotel Group.
b. We continue modernization works in the **Grand hotel in Warsaw**. The modernization program covers, among others, expansion of rooms, new design of the main lobby, food&beverage area and technical back-up facilities as well as adaptation of the hotel to the needs of the disabled. Thanks to these changes, the hotel will meet the requirements of a 4-star facility. Once modernization is finished, in the second half of 2007 according to plans, the hotel will operate within the Mercure network.
c. We are introducing a new room standard, **Novotel Novation,** in Novotels belonging to the Orbis Hotel Group. Guests may stay in Novotel Novation rooms in Novotel Centrum in Gdańsk and Katowice as well as in Novotel Bronowice.

2. **New hotels**:
   a. The month of August saw the opening of the first **Etap hotel in Częstochowa.** The hotel has 80 rooms.
   b. Intensive works are underway in connection with the construction of the **Etap Solec hotel in Warsaw.** The works are scheduled to end in December of the current year. The hotel will offer 180 rooms and will be second Etap hotel in Poland.
   c. Modernization works are underway in the **Etap hotel Reda in Szczecin.** After opening the hotel will offer 120 rooms.
   d. Currently, the Company is implementing several new projects for the construction of **Etap, Ibis and Novotel brand hotels.** The majority of these hotels will be erected on land owned by the company, and some projects will involve purchase of plots of land.

3. **Restructuring of the hotel portfolio**:
   a. In the 3rd quarter of the current year, the Company's Management Board took decision to liquidate the **Monopol hotel branch in Wrocław** and the **Silesia hotel in Katowice**. The hotels will be rendered inoperational at the end of 2006.
   b. The Company is going to sell a real estates. This issue will be discussed during the Extraordinary General Meeting of Shareholders convened for November 16, 2006 (see current report no. 24/2006)

4. **Regionalization program.**
   a. In the 3rd quarter we finished implementing the Regional Accounting Office in the central region and we organized the Office in the Northern region that is to commence to operate in the 4th quarter of the current year. Complete accounting structures are planned to be established by the end of 2006. Four Regional Accounting Offices will service all hotels located in corresponding regions.
   b. In the 3rd quarter regional HR structures were created in the Western region as well as we have commenced establishing such structures in the central region. All regional HR structures are scheduled to become completely functional by the end of 2006.
   c. Regional technical and IT services were implemented in the first three quarters of 2006.

5. **Quality and security in hotels.**
   a. Hotels of the Ibis brand in Poland implemented the Quality Management System ISO 9001. Ibis is the first 2-star hotel network to have obtained the quality certificate. The certificate recognizes employees' qualifications on all levels of operations and certifies that applied methods of work are aimed at incessant improvement of services and products.
   b. The Sofitel Victoria in Warsaw obtained the Industrial Security Certificate required by NATO, which means that the hotel may organize meetings during which classified documents or information may be discussed. The certificate is valid for 7 years.
   c. As part of the modernization program, we introduce new solutions related to security and fire protection so as to comply with the latest related standards in hotel operations.

SALES OF SERVICES VIA THE INTERNET

In the 3rd quarter of 2006, the number of roomnights sold through the OrbisOnLine system grew by 159% yoy and the said growth was accompanied by a rise in the average rate of rooms sold via this system (+11% yoy).

(all amounts are quoted in PLN thousand, unless otherwise stated)

OrbisOnLine is a system for booking hotel rooms in the Orbis Hotel Group in real time and can be used by individual clients, corporate clients and travel agents. In the 3rd quarter of 2006, individual clients accounted for nearly 50%, corporate clients for approx. 30%, of system users, while travel agencies and web agencies 20%.

2.2.3 Prospects for the forthcoming quarters

MACROECONOMIC ENVIRONMENT

According to the projections contained in the report Prospects for Polish Economy published by the Ministry of Finance, the stable high rate of economic growth will continue. The GDP is projected to increase up to 5.2% which will be, first and foremost, an outcome of the growing domestic demand. In turn, the strengthening domestic demand is attributable to the acceleration in household consumption that went up by as much as 5.1% in the 1st half of the year and which should remain at the level of 4.2% in coming quarters. Similarly, accelerated investments will advantageously impact the GDP, thanks to the more and more extensive use of EU funds. In the 1st half of 2006, investments went up by 11.4% and this rate of growth is expected to prevail until the end of the year.

Despite a growth in wages and salaries, figures published by the Central Statistical Office confirm absence of an inflationary pressure in the economy. The 2006 average annual inflation is forecast at 1.1% and is the lowest in the European Union. Such a modest inflation level is attributable mainly to insignificant increase in foodstuff prices and situation on the labor market. Last months of the year may witness a slight growth in inflation driven by further increase in domestic demand, higher foodstuff prices due to the drought and as a result of a low base during the last two months of the year. However, the average annual inflation should stick to the projected 1.1%.

The unemployment rate is reported to have gone down by 1.5 percentage point since 2005 and this trend is highly likely to continue, hence a chance of achieving the 12% unemployment rate as at the end of 2009. This tendency is impacted by the growth in employment in the enterprises' sector that exceeds 3% in annual terms. According to the projections, in 2006 employment growth in enterprises will amount to 2.9%, while the rate of registered unemployment will be slightly above 15%.

Positive prospects for the Polish economy should be conducive to the growth in sales of hotel and tourist services of the Orbis Group.

In accordance with economic forecasts for the largest countries of the European Union, published by the European Commission, prospects for the development of the EU economy – and for the Polish economy alike – are optimistic. The European Commission is of the opinion that the economic growth in the EU is attributable to the rapidly growing investments and consumption. The GDP in the European Union is estimated to be the highest since 2000 and to stand at 2.7%. Also, inflation is at a favorable, low level thanks to enhanced labor efficiency and the strong impact of price competition around the world. The European Union also reported a decline in unemployment down to 8%. The development of economies of EU Member States will be advantageous for sales of hotel services in the business segment. Sales of hotel services in the tourist segment and sales of the offer of tourist trips to Poland will also depend on Poland's perception in the EU, as well as on development of air and road connections with this country.

TOURIST TRAFFIC

Incoming traffic – according to the estimates of the Institute of Tourism, after a drop in the number of foreigners coming to Poland reported in the years 1994-2005, in the coming 5 years the average rate of growth in the number of arrivals should reach 4.5%. The number of arrivals is forecast to grow in a few years to come from approx. 16.3 million persons (+7.2% yoy) in 2006 to approx. 19 million arrivals in 2010. Thanks to the projected increase in the number of arrivals, both typically tourist and business, the number of tourists who stay at collective accommodation establishments should be expected to go up. The estimates provide for a growth from 4.6 million in 2006 to approx. 6 million in 2010.

Outgoing traffic – thanks to the prevailing, favorable exchange rate of the Zloty against the Euro and the American dollar, the trend in the outgoing traffic is forecast to be advantageous. The Institute of Tourism estimates that the number of departures will systematically increase in the comings year to reach 6.4 million trips in 2006 and approx. 7.8 million trips in 2010.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Domestic tourism – the number of short-term domestic trips has been declining for a few years and, according to the projections, this trend will continue in the coming years. On the other hand, the number of long-term domestic trips, forecast at the level of 15 million (+2.0% yoy) in 2006, should go up slowly to reach 18.2 million in 2010.

COMPETITION

Hotel market – the hotel market will, both in the in the 3rd quarter of the current year and in the coming years, be expanded by several, mainly 3-star and 4-star hotels. The further development is projected on the Cracow market. The offer of new, cheap flight connections will be systematically expanded, which will have a beneficial impact on the development of this market. In other cities such as: Poznań, Łódź, Katowice, Sopot or Warsaw will be also arisen new hotels competitive with the Orbis Hotel Group. Individual 3-star and 4-star hotels are announced to be built in the above mentioned cities. Details pertaining to the development of the economy hotel networks that offer competition to the Orbis Hotel Group, are not yet known in the 3rd quarter of the current year.

Travel agents' market – stable economic situation in Poland is advantageous for the demand for tourist services. In the 3rd quarter of 2006, the product offer related to charter and coach tour operator's services was considerably expanded, which pushed up sales of the offer of the foreign outgoing segment by Orbis Travel by 34.7%. The air tickets' market is adversely impacted by the prevailing downwards trend in additional commissions paid by airlines to agents. This, however, does not translate into deteriorated results owing to the accompanying high growth in air ticket sales.

Transport market – prospects for this domain seem optimistic. True, the high season in the transport business came to an end, nevertheless there should be a slight rise in the number of transported passengers at the end of the year in connection with the Xmas period. The strong Zloty will affect the growth in revenues from Rent a Car. The continued high demand for the CFM, i.e. leases and related services, augurs well for the future.

2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

In connection with the publication of the financial statements for the 3rd quarter of 2006, the Management Board of the Company comments on the projected 2006 EBITDA result for the Orbis Hotel Group composed of Orbis S.A., Hekon Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o. The updated projection published in May 2006 forecasts the total EBITDA for the Hotel Group to amount to PLN 191 million in the entire year. The results after the 3rd quarter of 2006 allow to assess that the above projection will be fulfilled. The EBITDA generated in the 9 months of the current year amounted to nearly PLN 153.6 million, i.e. is by 10.1% higher.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. COMPANIES FORMING THE GROUP

3.1 Companies forming the Group

Subsidiaries, name and corporate seat	% share in equity	% share in the no. of voting rights at the GM	Business operations	Associates, name and corporate seat	% share in equity	% share in the no. of voting rights at the GM	Business operations
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage	PH Majewicz Sp. z o.o.	directly 49%	directly 49%	hotel, food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage	Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games of chance
Orbis Transport Sp. z o.o.	directly 98,3%	directly 98,3%	transport				
PBP Orbis Sp. z o.o.	directly 95,08%	directly 95,08%	tourism				
Orbis Kontrakty Sp. z o.o.	directly 80% indirectly 20%	directly 80% indirectly 20%	organization of purchases				
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage				
PKS Tarnobrzeg Sp. z o.o.	indirectly 98,3%	indirectly 98,3%	transport				
PKS Gdańsk Sp. z o.o.	indirectly 98,3%	indirectly 98,3%	transport				
AutoOrbisBus Sarl	indirectly 98,3%	indirectly 98,3%	promotion and communications				
Orbis Polish Travel Bureau	indirectly 83,67%	indirectly 83,67%	travel agent				
Inter Bus Sp. z o.o.	indirectly 69,4%	indirectly 69,4%	coach transport				
Capital Parking Sp. z o.o.	indirectly 66,84%	indirectly 66,84%	rental of parking lots				

3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments, restructuring and discontinuing of operations

Information about significant events in the Group companies:

Increase/decrease of capital:

- PKS Gdańsk Sp. z o.o. – registration in the National Court Register on July 18, 2006 of the increase in the Company's share capital up to PLN 14,084,500 that occurred as a result of decision of the Extraordinary Meeting of the Company's Shareholders dated June 30, 2006 (acquisition of 1,374 new shares at PLN 500 each - for the amount of PLN 687 thousand by the current shareholder - ORBIS Transport Sp. z o.o.).

3.3 Companies eliminated from consolidation

Subsidiaries and associates which are not material to the balance sheet total and financial result are not consolidated. The table below presents companies that have not been consolidated.

Companies eliminated from consolidation	Share in management	% share in net revenues	% share in balance sheet total
Wioska Turystyczna Wilkasy Sp. z o.o.	100%	0,32	0,21
PH Majewicz Sp. z o.o.	49%	1,13	0,14
AutoOrbisBus Sarl	100%	0,37	0,08
TOTAL		1,82	0,43

The principles of consolidation and the basis for eliminating entities from consolidation are presented in the interim consolidated financial statements for the 1st half of 2006.

4. INCOME STATEMENT OF THE GROUP

4.1 Income statement of the group

In PLN thousand	3 months ended Sept. 30, 2006	3 months ended Sept. 30, 2005	% change - 2006 versus 2005	9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2005	% change - 2006 versus 2005
Net sales of products, merchandise and raw materials	349 438	308 754	13,18%	822 453	779 349	5,53%
% share in total revenues	97,41%	95,66%		96,86%	94,74%	
Cost of goods sold	(235 844)	(213 255)	10,59%	(594 636)	(574 279)	3,54%
Selling and marketing costs	(16 512)	(14 678)	12,49%	(40 803)	(38 943)	4,78%
Administrative expenses	(35 867)	(36 512)	-1,77%	(112 553)	(114 137)	-1,39%
of which:						
-depreciation & amortization	(36 514)	(33 250)	9,82%	(105 032)	(97 240)	8,01%
- staff costs	(70 039)	(62 205)	12,59%	(205 337)	(209 516)	-1,99%
- outsourced services	(120 959)	(111 653)	8,33%	(277 272)	(256 244)	8,21%
% share in total costs	95,58%	96,56%		96,18%	95,80%	
Other operating income	8 248	8 211	0,45%	23 217	34 721	-33,13%
Other operating expenses	(9 211)	(2 733)	237,03%	(17 279)	(16 973)	1,80%
Operating profit - EBIT	60 252	49 787	21,02%	80 399	69 738	15,29%
Profit (loss) on sale of subsidiaries, affiliates and associates	0	(13)		0	0	
Other finance income	1 031	5 817	-82,28%	3 482	8 570	-59,37%
Finance costs	(4 126)	(6 664)	-38,09%	(12 419)	(14 944)	-16,90%
Share of net profits of associates	723	707	2,26%	2 014	1 204	67,28%
Profit (loss) before tax	57 880	49 634	16,61%	73 476	64 568	13,80%
Income tax	(10 678)	(8 461)	26,20%	(14 568)	(14 480)	0,61%
Losses from discontinued operations		0		0	0	
Net profit (loss)	47 202	41 173	14,64%	58 908	50 088	17,61%
EBIT margin (EBIT/Revenues)	17,24%	16,13%	6,93%	9,78%	8,95%	9,25%
EBITDA	96 766	83 037	16,53%	185 431	166 978	11,05%
EBITDA margin (EBITDA/Revenues)	27,69%	26,89%	2,97%	22,55%	21,43%	5,23%

Sales of the Group grew by 13.2% in the current quarter as compared to the 3rd quarter of 2005.

Sales of the Orbis Hotel Group (including consolidation between Companies forming the Group, i.e. Orbis S.A., Hekon Hotele Ekonomiczne, UAB Hekon, Orbis Kontrakty) went up by 5.8% in the 3rd quarter of 2006. Despite the fact that a few hotels owned by Orbis S.A. were closed for the purposes of modernization, liquidation or sale in 2005, the Orbis Hotel Group generated a growth in sales, operating the remaining hotel base, thanks to favorable

(all amounts are quoted in PLN thousand, unless otherwise stated)

economic conditions and as an effect of more and more advanced reorganization and improved efficiency. The impact of closed hotels on the performance of the Hotel Group and the Orbis Group in 9 months of 2005 is presented in point 8.1.

The PBP Orbis Group generated a 20.0% growth in sales in the current quarter of 2006.

The Orbis Transport Group reported a 8.7% rise in sales.

The Orbis Hotel Group exerts most considerable impact on sales level owing to the scale of its operations.

The below presented (and in point 4.3) net sales generated by individual business segments are presented in their respective values before consolidation adjustments, in accordance with IAS 14.

The results of the 3rd quarter of the year were most substantially impacted by the following figures and events:

- The hotels & restaurants segment reported a growth in sales by 5.8%. The Company Orbis S.A. generated sales at the level of PLN 172,910 thousand, which translates into a 3.0% increase against the 3rd quarter of 2005. The Company generated this result in the setting of a slight fall in the occupancy rate in its hotels and thanks to a substantial increase in the Average Daily Rate.
  Sales of the company Hekon-Hotele Ekonomiczne S.A. totaled PLN 32,475 thousand and were by 16.0% higher than in the 3rd quarter of 2005. The growth was achieved due to higher occupancy in HEKON hotels and ensuing a larger number of roomnights sold in the 3rd quarter of 2006.
  The company UAB Hekon generated sales at the level of PLN 4,061 thousand (by 5.6% higher than in the corresponding period of 2005). In the current quarter, just like in the preceding one, the Group's sales were also impacted by the results of the company Orbis Kontrakty (consolidated in the 1st quarter of 2006) that amounted to PLN 1,791 thousand.

- The tourism segment reported a growth in sales by 20.0% (see point 4.3: Tourism segment). Growth in the financial result of the company PBP Orbis, both in the 3rd quarter and in 9 months of the current year, is an effect of sales of events within the framework of the foreign outgoing traffic segment (charter and coach trips offer) that generated a sales growth by 41.8%. Revenues from domestic tourist traffic and foreign incoming tourist traffic declined. Nevertheless, the Company's aggregate revenues were at a good level.

- The transport segment reported a 8.7% growth in sales, achieved chiefly owing to increased sales generated in the long-term rental segment (growth by 60%) as well as owing to the companies that generate increasingly good results, i.e. PKS Tarnobrzeg (growth in sales by 4%) and PKS Gdańsk (growth by 3%).

Cost of goods sold of the Group went up by 10.6% in the 3rd quarter of 2006 as compared to the corresponding period. This growth is directly related to the growth in sales, particularly in the companies Orbis Transport and PBP Orbis. In case of the former company, higher cost follows from incessantly rising fuel prices. In PBP Orbis, the cost is connected with the peak of the summer travel season.

Other operating income of the Group remained in the current quarter at a similar level as in the 3rd quarter of 2005 (0.5% growth) but declined considerably (by 33.1%) in 9 months ytd as compared to the corresponding period of past year. This is predominantly attributable to the performance of the company Orbis that in its operating income of 2005 recognized releases of provisions set up for the litigation concerning the Europejski hotel and for costs of fees for perpetual usufruct of land. This item was also impacted by profit on sale of non-financial non-current assets generated predominantly by Orbis Transport (sale of means of transport) as well received compensations and value surpluses over in-kind contributions made to PKSes. In other Group companies this item did not undergo any significant changes.

Selling and marketing costs of the Group went up by 12.5% and the growth was driven predominantly by the costs of the company PBP Orbis related to the high season in the incoming and outgoing traffic that falls in the current quarter.

Thanks to the cost curbing policy, **administrative expenses** in all the companies of the Orbis Group declined in aggregate by 1.8%.

Other operating expenses remained at a similar level (growth by 1.8%) in 9 months of 2006. In the 3rd quarter of 2006, these expenses are higher as compared to the corresponding period of last year mainly due to higher

(all amounts are quoted in PLN thousand, unless otherwise stated)

employment restructuring costs in the Company Orbis S.A. and due to costs of damage that Orbis Transport suffered in the current quarter (the company did not have such costs in 2005).

Owing to a substantial increase in sales coupled with a reduction in certain operating expenses, **operating profit (EBIT)** generated by the Orbis Group in the 3rd quarter of the current year amounted to PLN 60,252 thousand, this figure being by 21.0% higher than the last year's result.

However, in the same period, the Group's **operating profit before depreciation and amortization (EBITDA)** went up by 16.5% and totaled PLN 96,766 thousand.

Other finance income, including interest on bank deposits and profit from exchange offices, is by 82.3% lower as compared to the 3rd quarter of 2005,

In the 3rd quarter of 2006 a drop was also reported in **finance costs** (decline by 38.1%). This item includes chiefly finance costs related to interest on borrowings. The decline in finance costs is attributable to the fact that last year this item included the costs of valuation of the SWAP financial instrument, the transaction that the company Orbis closed at the end of 2005.

All the above-mentioned factors put together, in the 3rd quarter of the current year the Group generated **net profit** of PLN 47,202 thousand, this result being by 14.6% better than the last year's figure. In 9 months of 2006 ytd, the Group increased its net profit by 17.6% as compared to the corresponding period of 2005, and the net profit amounted to PLN 58,908 thousand and PLN 50,088 thousand, accordingly.

The Group's revenues and results per business segment are presented in point 4.3 of this report.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Company name	3 months ended Sept.30, 2006	3 months ended Sept.30, 2005	% change - 2006 versus 2005	9 months ended Sept.30, 2006	9 months ended Sept.30, 2005	% change - 2006 versus 2005
Orbis S.A.						
Net sales	172 910	167 908	3,0%	443 848	451 777	-1,8%
Operating profit (loss) (EBIT)	30 760	28 362	8,5%	53 443	52 991	0,9%
Operating profit (loss) before depreciation and amortization (EBITDA)	59 101	54 105	9,2%	133 531	128 375	4,0%
Net profit (loss)	20 597	21 354	-3,5%	33 968	34 715	-2,2%
Hekon - Hotele Ekonomiczne S.A.						
Net sales	32 475	27 999	16,0%	87 880	76 503	14,9%
Operating profit (loss) (EBIT)	12 924	10 824	19,4%	33 980	28 086	21,0%
Operating profit (loss) before depreciation and amortization (EBITDA)	15 307	13 210	15,9%	41 106	35 499	15,8%
Net profit (loss)	10 338	8 696	18,9%	27 484	22 484	22,2%
PBP Orbis Group						
Net sales	98 069	81 705	20,0%	176 965	159 318	11,1%
Operating profit (loss) (EBIT)	6 752	4 611	46,4%	2 526	1 575	60,4%
Operating profit (loss) before depreciation and amortization (EBITDA)	7 543	5 356	40,8%	4 652	3 788	22,8%
Net profit (loss)	6 341	4 450	42,5%	3 349	2 529	32,4%
Orbis Transport Group						
Net sales	51 096	47 004	8,7%	125 694	118 606	6,0%
Operating profit (loss) (EBIT)	9 483	6 984	35,8%	13 595	14 427	-5,8%
Operating profit (loss) before depreciation and amortization (EBITDA)	14 136	11 013	28,4%	28 261	25 607	10,4%
Net profit (loss)	7 469	5 449	37,1%	10 327	10 383	-0,5%
Orbis Kontrakty						
Net sales	1 791		0,0%	4 394		0,0%
Operating profit (loss) (EBIT)	1 579		0,0%	3 778		0,0%
Operating profit (loss) before depreciation and amortization (EBITDA)	1 794		0,0%	3 787		0,0%
Net profit (loss)	1 275		0,0%	3 058		0,0%
UAB Hekon						
Net sales	4 061	3 844	5,6%	9 629	8 631	11,6%
Operating profit (loss) (EBIT)	858	641	33,9%	780	(416)	287,5%
Operating profit (loss) before depreciation and amortization	1 203	991	21,4%	1 806	643	180,9%
Net profit (loss)	615	156	294,2%	747	(719)	203,9%

4.2 Seasonality or cyclicality of operations

Annual sales of the Group are of seasonal nature. The prevailing part of sales is generated in the 3rd quarter of the year. The 2nd quarter of the year is the next quarter in terms of share in sales, the 4th quarter is ranked as the third and the 1st quarter as the last one. The same sequence of share contributed by individual quarters of the year to annual sales is observed in all segments of operations.

The dominant role of the 3rd quarter follows from the intensification in this period of business traffic that generates higher Average Daily Rates than tourist traffic. Moreover, the 3rd quarter is a summer period marked by intense sales of all tourist services which, however, brings about lower Average Daily Rate in hotels owing to increased share contributed by tourist groups to the sales structure. Further, during this quarter, travels agents settle their accounts and the demand for coach tickets and rented cars is higher.

(all amounts are quoted in PLN thousand, unless otherwise stated)

	Segments - total		Hotels & restaurants		Tourism		Transport	
	Sales of products, merchandise and raw materials	Sales - % share in annual revenues	Sales of products, merchandise and raw materials	Sales - % share in annual revenues	Sales of products, merchandise and raw materials	Sales - % share in annual revenues	Sales of products, merchandise and raw materials	Sales - % share in annual revenues
III quarter 2004	312 672	33,2%	197 149	29,1%	78 671	43,8%	36 852	30,4%
IV quarter 2004	205 324	21,8%	148 239	21,9%	29 200	16,3%	27 885	23,0%
I quarter 2005	191 709	39,4%	132 906	39,4%	24 836	32,0%	33 967	47,4%
II quarter 2005	294 666	60,6%	204 254	60,6%	52 777	68,0%	37 635	52,6%
III quarter 2005	328 460	40,3%	199 751	37,2%	81 705	51,3%	47 004	39,6%
IV quarter 2005	255 664	29,1%	174 943	30,2%	36 471	21,3%	44 250	34,3%
I quarter 2006	198 270	25,3%	140 062	27,2%	25 208	17,6%	33 000	26,6%
II quarter 2006	289 738	39,0%	194 452	38,2%	53 688	46,5%	41 598	35,0%
III quarter 2006	360 402	42,5%	211 237	38,7%	98 069	55,4%	51 096	40,7%

4.3 Segment revenue and segment result for individual business segments

Results per business segment

in PLN thous.	3 months ended Sept. 30, 2006	3 months ended Sept. 30, 2005	% change - 2006 versus 2005	3 months ended Sept. 30, 2006	3 months ended Sept. 30, 2005	% change - 2006 versus 2005	3 months ended Sept. 30, 2006	3 months ended Sept. 30, 2005	% change - 2006 versus 2005
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & restaurants	201 267	185 297	108,62%	9 970	14 454	68,98%	211 237	199 751	105,75%
Tourism	97 519	79 680	122,39%	550	2 025	27,16%	98 069	81 705	120,03%
Transport	50 652	43 777	115,70%	444	3 227	13,76%	51 096	47 004	108,71%
Total	349 438	308 754	113,18%	10 964	19 706	55,64%	360 402	328 460	109,72%

in PLN thous.	9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2005	% change - 2006 versus 2005	9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2005	% change - 2006 versus 2005	9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2005	% change - 2006 versus 2005
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & restaurants	523 078	509 506	102,66%	22 673	27 405	82,73%	545 751	536 911	101,65%
Tourism	175 305	155 428	112,79%	1 660	3 890	42,67%	176 965	159 318	111,08%
Transport	124 070	114 415	108,44%	1 624	4 191	38,75%	125 694	118 606	105,98%
Total	822 453	779 349	105,53%	25 957	35 486	73,15%	848 410	814 835	104,12%

in PLN thous.	3 months ended Sept. 30, 2006	3 months ended Sept. 30, 2005	% change - 2006 versus 2005	9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2005	% change - 2006 versus 2005
	Segment result			Segment result		
Hotels & restaurants	74 457	72 087	103,29%	154 801	137 530	112,56%
Tourism	11 992	9 078	132,10%	17 053	15 468	110,25%
Transport	10 769	8 484	126,93%	15 681	15 369	102,03%
Total	97 218	89 649	108,44%	187 535	168 367	111,38%

DETAILED RESULTS PER SEGMENT

Segment: Hotels & restaurants

BUSINESS SEGMENTS - financial result of the segment

in PLN thousand	3 months ended Sept. 30, 2006	3 months ended Sept. 30, 2005	% change - 2006 versus 2005	9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2005	% change - 2006 versus 2005
Total revenues, of which:	**211 237**	**199 751**	5,75%	**545 751**	**536 911**	1,65%
Net sales	211 237	199 751	5,75%	545 751	536 911	1,65%
Total expenses, of which:	**(136 780)**	**(127 664)**	7,14%	**(390 950)**	**(399 381)**	-2,11%
Cost of goods sold	(126 051)	(116 289)	8,39%	(361 429)	(368 519)	-1,92%
Selling and marketing costs	(10 729)	(11 375)	-5,68%	(29 521)	(30 862)	-4,35%
Segment result	**74 457**	**72 087**	3,29%	**154 801**	**137 530**	12,56%

Consolidation adjustments included, the results of the Hotels & restaurants segment for the 3rd quarter of 2006 are as follows:

in PLN thousand	3 months ended Sept. 30, 2006	3 months ended Sept. 30, 2005	% change - 2006 versus 2005	9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2005	% change - 2006 versus 2005
Net sales of products, merchandise and raw materials	209 342	197 846	5,81%	540 902	533 344	1,42%
Cost of goods sold	(124 240)	(123 800)	0,36%	(356 840)	(366 806)	-2,72%
Gross profit (loss) on sales	**85 102**	**74 046**	**14,93%**	**184 062**	**166 538**	**10,52%**
Other operating income	3 728	8 021	-53,52%	10 375	25 686	-59,61%
Selling and marketing costs	(10 692)	(11 129)	-3,93%	(29 431)	(30 862)	-4,64%
Administrative expenses	(27 701)	(28 686)	-3,43%	(88 749)	(89 444)	-0,78%
Other operating expenses	(5 740)	(4 377)	31,14%	(10 928)	(16 271)	-32,84%
Operating profit (loss) EBIT	**44 697**	**37 875**	**18,01%**	**65 329**	**55 647**	**17,40%**
Other finance income	66	3 936	-98,32%	607	4 964	-87,77%
Finance costs	(3 392)	(5 927)	-42,77%	(10 423)	(13 568)	-23,18%
Profit (loss) on sale of all or part of interests in subsidiaries, affiliates and associates	0	(13)	-100,00%	0	0	0,00%
Share of net profits (losses) of associates	0	0	0,00%	0	0	0,00%
Profit (loss) before tax	**41 371**	**35 871**	**15,33%**	**55 513**	**47 043**	**18,00%**
Income tax	8 546	6 123	39,57%	12 716	10 365	22,68%
Net profit (loss)	**32 825**	**29 748**	**10,34%**	**42 797**	**36 678**	**16,68%**
EBITDA	**75 769**	**66 361**	**14,18%**	**153 578**	**139 534**	**10,06%**

(all amounts are quoted in PLN thousand, unless otherwise stated)

Operating results of the Orbis Hotel Group* in the 3rd quarter of 2006

	3 months ended Sept. 30, 2006	3 months ended Sept. 30, 2005	% change - 2006 versus 2005	9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2005	% change - 2006 versus 2005
Occupancy rate	62,20%	61,90%	0,3p%	53,10%	52,40%	0,7 p%
Average Daily Rate (ADR) in PLN	207,9	185,6	12,02%	207,3	191,1	8,48%
Revenue per Available Room (RevPAR) in PLN	129,1	114,9	12,36%	110,1	100,1	9,99%
Number of roomnights sold	625 804	643 795	-2,79%	1 568 817	1 636 701	-4,15%
Number of rooms	10 973	11 297	-2,87%	10 973	11 297	-2,87%
% structure of roomnights sold			**change in % points**			**change in % points**
Poles	31,03%	28,30%	2,73 %p	38,56%	34,33%	4,23 %p
Foreigners	68,97%	71,70%	-2,73 %p	61,44%	65,67%	-4,23 %p
Business clients	51,47%	46,27%	5,20 %p	59,13%	54,81%	4,32 %p
Tourists	48,53%	53,73%	-5,20 %p	40,87%	45,19%	-4,32 %p

* The table presents cumulative results of hotels belonging to the companies Orbis S.A. and Hekon-Hotele Ekonomiczne S.A.

In the 3rd quarter of 2006, the occupancy rate in hotels of the Orbis Hotel Group grew by 0.3 percentage point. In the period concerned, the number of roomnights sold totaled 625,804 (- 2.8% yoy) against the backdrop of a 2,9% decline in the number of available rooms. The Average Daily Rate (ADR) rose by 12.0% yoy, while the Revenue per Available Room (RevPAR) went up by 12.4%. Hence, we achieved a considerable growth in the RevPAR in the setting of a slightly reduced occupancy rate and much better Average Daily Rate, which is partially an outcome of the policy of active room availability management (*yield management*). Economic growth in Poland translated into sales of a greater number of roomnights to Poles (+6.4% yoy) and to corporate clients (+8% yoy), which in certain periods allowed to achieve higher Average Daily Rates in some of the Group's hotels. The lower number of roomnights sold in the quarter results partially from a reduced number of available rooms, owing to the closing of some hotels as envisaged in the Orbis Hotel Group's strategy, and partially due to lower sales of roomnights to German groups. In the 3rd quarter, the Group reported lower sales to groups from Germany as well as to tourists from Great Britain and Israel. As regards the German market, lower sales follow from high reference base of 2005 when, following Poland's accession to the European Union, an exceptionally great number of Germans came to visit Poland. In case of tourists from Great Britain and Israel, who most frequently come to the Cracow market, the decline in the number of roomnights sold is connected with competition on the Cracow market, i.e. new hotels and cheap private accommodation base. It is, however, worth stressing that hotels operating on this market improved their RevPAR as compared to the 3rd quarter of 2005. The number of roomnights sold to tourists in the entire Orbis Hotel Group in the 3rd quarter of 2006 went down by around 12.0% and the drop in the number of roomnights sold to foreigners equaled about 6.5% yoy. Such performance confirms weakened incoming traffic to Poland; figures for July and August indicate a decline by -4.1% yoy.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Operating results of Orbis S.A. in the 3rd quarter of 2006

	3 months ended Sept. 30, 2006	3 months ended Sept. 30, 2005	% change - 2006 versus 2005	9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2005	% change - 2006 versus 2005
Occupancy rate	59,80%	60,80%	-1,0%p	50,30%	50,60%	-0,4%p
Average Daily Rate (ADR) in PLN	207,0	181,2	14,2%	206,5	187,7	10,0%
Average Daily Rate (ADR) in the business segment in PLN	246,5	225,2	9,5%	236,3	223,5	5,7%
Average Daily Rate (ADR) in the tourist segment in PLN	163,6	144,8	13,0%	161,3	145,7	10,7%
Revenue per Available Room (RevPAR) in PLN	123,9	110,1	12,5%	103,8	95,1	9,1%
Number of roomnights sold	516 203,0	547 159,0	-5,7%	1 275 383	1 372 993	-7,1%
Number of rooms*	9 380,0	9 784,0	-4,1%	9 380	9 784	-4,1%
% structure of roomnights sold			**change in % points**			**change in % points**
Poles	30,00%	27,20%	2,8%p	37,90%	33,40%	4,5%p
Foreigners	70,00%	72,80%	-2,8%p	62,10%	66,60%	-4,5%p
Business clients	52,60%	45,30%	7,3%p	60,60%	54,30%	6,3%p
Tourists	47,40%	54,70%	-7,3%p	39,40%	45,70%	-6,3%p

* without Etap hotel

In the 3rd quarter of 2006, Orbis S.A. hotels reported a slight drop in the occupancy rate (by 1.0%). At the same time, the Average Daily Rate (ADR) grew markedly, by 14.2% yoy, which was mirrored in a similarly considerable rise in the Revenue per Available Room (RevPAR) – by 12.5% yoy. Similar relations apply to the period of 9 months of the current year. A 10% growth in the Average Daily Rate coupled with just a minimal decline in the occupancy rate (by 0.4%) resulted in a rise in the Revenue per Available Room by over 9%. The business segment reported an increase in the number of roomnights sold (by 9.4%), while in the tourist segment the number of roomnights sold went down by 18.1%, which translated into a high growth in the Average Daily Rate. The number of rooms sold to Poles grew by 3.9% yoy, and sales of rooms to foreigners decreased by 9.2% yoy.

Operating results of Hekon-Hotele Ekonomiczne S.A. in the 3rd quarter of 2006

	3 months ended Sept. 30, 2006	3 months ended Sept. 30, 2005	% change - 2006 versus 2005	9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2005	% change - 2006 versus 2005
Occupancy rate	76,62%	69,40%	+7,2%p	70,39%	63,80%	+6,6%p
Average Daily Rate (ADR) in PLN	212,1	210,5	0,8%	210,9	208,9	1,0%
Revenue per Available Room (RevPAR) in PLN	162,5	146,1	11,2%	148,4	133,4	11,2%
Number of roomnights sold	109 601	96 636	13,4%	293 434	263 708	11,3%
Number of rooms*	1 593	1 513	5,3%	1 593	1 513	5,3%
% structure of roomnights sold			**change in % points**			**change in % points**
Poles	36,03%	34,32%	1,71 %p	41,50%	38,99%	2,51 %p
Foreigners	63,97%	65,68%	-1,71 %p	58,50%	61,01%	-2,51 %p
Business clients	46,30%	51,60%	-5,30 %p	52,80%	57,30%	-4,50 %p
Tourists	53,70%	48,40%	5,30 %p	47,20%	42,70%	4,50 %p

* with Etap hotel

In the 3rd quarter of 2006, hotels of the company Hekon Hotele Ekonomiczne S.A. reported a considerable rise in the occupancy rate by 7.2 % points yoy, and a growth in the Average Daily Rate by 0.8% yoy. Consequently, the RevPAR increased by 11.2% yoy. Hotels reported the 17.9% yoy growth in the number of roomnights sold to Poles, and the 9.4% yoy rise in the number of roomnights sold to foreigners. Sales of roomnights to corporate clients rose insignificantly by 0.7% yoy but a substantial growth was reported in sales in the tourist segment (+24.6% yoy). Increased sales in the tourist segment were mirrored in a higher growth in the occupancy rate and a smaller rise in the average rate as compared to the entire Orbis Hotel Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Operating results of UAB Hekon in the 3rd quarter of 2006.

The Company UAB Hekon leased the premises of Novotel in Vilnius, Lithuania, the first hotel of the Orbis Hotel Group located outside Poland. Novotel Vilnius was opened on April 1, 2004. In the 3rd quarter of 2006 the hotel generated occupancy rate of 72.5%, i.e. by 7.7 % points lower as compared to the 3rd quarter of the preceding year. The hotel's Average Daily Rates (ADR), both in the tourist and business segments, grew considerably as compared to the 3rd quarter of 2005 (by 16.1%) which was accompanied by a decline in the number of roomnights sold by 9.5% yoy. In the 3rd quarter of 2006, the Revenue per Available Room rose by 5% as compared to the corresponding period of past year. The majority of Vilnius hotel guests are foreigners (98% of guests) and in the 3rd quarter of 2006 business guests accounted for 55% as compared to 45% tourists, which – given much higher price relation per room in the business segment – is reflected in generated results.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Operating results in the segment per hotel brand

BRAND	3 months ended Sept. 30, 2006	3 months ended Sept. 30, 2005	% change - 2006 versus 2005	9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2005	% change - 2006 versus 2005
Sofitel						
Occupancy rate	58,60%	63,30%	-4,7pp	55,60%	55,80%	-0,2pp
Average Daily Rate (ADR) in PLN	372,1	279,7	33,0%	339,5	289,5	17,3%
Revenue per Available Room (RevPAR) in PLN	217,9	176,9	23,2%	188,8	161,5	16,9%
Number of roomnights sold	25 216,0	26 425,0	-4,6%	59 398,0	69 129,0	-14,1%
Number of rooms	468,0	454,0	0%	468,0	454,0	0%
Novotel						
Occupancy rate	65,00%	63,40%	+1,6pp	54,10%	52,40%	+1,6pp
Average Daily Rate (ADR) in PLN	238,3	209,0	14,0%	238,4	215,8	10,5%
Revenue per Available Room (RevPAR) in PLN	154,9	132,4	17,0%	128,9	113,1	14,0%
Number of roomnights sold	196 954,0	190 804,0	3,2%	484 083,0	468 405,0	3,3%
Number of rooms	3 293,0	3 273,0	0,6%	3 293,0	3 273,0	0,6%
Mercure						
Occupancy rate	63,30%	65,80%	-2,5pp	54,00%	56,00%	-2,0pp
Average Daily Rate (ADR) in PLN	219,6	198,4	10,7%	225,7	209,7	7,6%
Revenue per Available Room (RevPAR) in PLN	139,0	130,6	6,4%	121,9	117,4	3,8%
Number of roomnights sold	103 851,0	107 945,0	-3,8%	262 872,0	272 512,0	-3,5%
Number of rooms	1 783,0	1 783,0	0%	1 783,0	1 783,0	0%
Orbis Hotels						
Occupancy rate	56,80%	58,90%	-2,1pp	47,60%	48,70%	-1,1pp
Average Daily Rate (ADR) in PLN	170,1	155,8	9,2%	169,8	158,3	7,3%
Revenue per Available Room (RevPAR) in PLN	96,6	91,8	5,2%	80,8	77,1	4,8%
Number of roomnights sold	225 065,0	257 141,0	-12,5%	559 189,0	650 189,0	-14,0%
Number of rooms	4 309,0	4 747,0	-9,2%	4 309,0	4 747,0	-9,2%
Ibis Hotels						
Occupancy rate	76,40%	66,40%	+10,0pp	69,50%	61,50%	+8,0pp
Average Daily Rate (ADR) in PLN	186,6	187,0	-0,2%	188,3	189,2	-0,5%
Revenue per Available Room (RevPAR) in PLN	142,5	124,1	14,8%	130,9	116,4	12,5%
Number of roomnights sold	84 240,0	73 206,0	15,1%	227 430,0	201 336,0	13,0%
Number of rooms	1 199,0	1 199,0	0%	1 199,0	1 199,0	0%
Upper-scale and mid-scale hotels *(Sofitel, Novotel, Mercure, Orbis Hotels)*						
Occupancy rate	60,80%	61,70%	-0,9pp	51,20%	51,40%	-0,2pp
Average Daily Rate (ADR) in PLN	213,1	186,8	14,1%	212,3	192,6	10,2%
Revenue per Available Room (RevPAR) in PLN	129,5	115,3	12,3%	108,8	99,0	9,9%
Number of roomnights sold	551 086,0	582 315,0	-5,4%	1 365 542,0	1 460 235,0	-6,5%
Number of rooms	9 853,0	10 257,0	-3,9%	9 853,0	10 257,0	-3,9%
Economy class hotels *(Ibis)*						
Occupancy rate	76,40%	66,40%	+10,0pp	69,50%	61,50%	+8,0pp
Average Daily Rate (ADR) in PLN	186,6	187,0	-0,2%	188,3	189,2	-0,5%
Revenue per Available Room (RevPAR) in PLN	142,5	124,1	14,8%	130,9	116,4	12,5%
Number of roomnights sold	84 240,0	73 206,0	15,1%	227 430,0	201 336,0	13,0%
Number of rooms	1 199,0	1 199,0	0%	1 199,0	1 199,0	0%

*Figures for the Etap brand hotels will be published after hotels' start-up period comes to an end.

Segment: Tourism:

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended Sept. 30, 2006	3 months ended Sept. 30, 2005	% change - 2006 versus 2005	9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2005	% change - 2006 versus 2005
Total revenues, of which:	**98 069**	**81 705**	20,03%	**176 965**	**159 318**	11,08%
Net sales	98 069	81 705	20,03%	176 965	159 318	11,08%
Total expenses, of which:	**(86 077)**	**(72 627)**	18,52%	**(159 912)**	**(143 850)**	11,17%
Cost of goods sold	(80 579)	(69 458)	16,01%	(149 350)	(136 657)	9,29%
Selling and marketing costs	(5 498)	(3 169)	73,49%	(10 562)	(7 193)	46,84%
Segment result	**11 992**	**9 078**	32,10%	**17 053**	**15 468**	10,25%

Market standing of Orbis Travel is improving, particularly as regards outgoing traffic. In the first three quarters, the number of persons serviced by Orbis Travel went up by 11% (from 789 thousand in 2005 to 876 thousand in the current year). Also in the 3rd quarter of the current year, the number of serviced persons rose by 11.7%. As regards trips abroad, in the period from January to August the company reported a growth by 34% (39.1% growth in the 3rd quarter), and in the same period the number of clients who use Orbis Travel catalogues increased by as much as 41% (by 50% in the 3rd quarter). The only drop was reported in the number of persons who came to Poland with Orbis Travel, in 9 months - by 18%, and in the 3rd quarter of 2006 - by 13.6%. In the period under analysis, the company achieved a 48% growth in sales of charter events. The new product featured in the Travel Time catalogue continues to sell very well (growth in sales by 60%), and so does the Autokarem po Europie catalogue (50% growth). High growth was reported in the Business Travel Service segment, i.e. in sales of air, coach and railway tickets (by 122%, 108% and 112%, accordingly).

Segment: Transport

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended Sept. 30, 2006	3 months ended Sept. 30, 2005	% change - 2006 versus 2005	9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2005	% change - 2006 versus 2005
Total revenues, of which:	**51 096**	**47 004**	8,71%	**125 694**	**118 606**	5,98%
Net sales	51 096	47 004	8,71%	125 694	118 606	5,98%
Total expenses, of which:	**(40 327)**	**(38 520)**	4,69%	**(110 013)**	**(103 237)**	6,56%
Cost of goods sold	(39 995)	(38 139)	4,87%	(109 177)	(102 251)	6,77%
Selling and marketing costs	(332)	(381)	-12,86%	(836)	(986)	-15,21%
Segment result	**10 769**	**8 484**	26,93%	**15 681**	**15 369**	2,03%

In the 3rd quarter of the current year, Orbis Transport – a company dealing with passenger transport - transported 89,060 passengers which translates into a -14,9% decline as compared to 104,602 passengers transported in the 3rd quarter of 2005. At the same time, in the periods concerned, the number of kilometers covered declined from 5,797 thousand in 2005 to 5,166 in the current period. In the current quarter, the Orbis Transport's leading position in the industry and its dominant position in the British and North German destinations strengthened.
Also in the Hertz Lease segment, the company reported a growth in the number of cars from 1,612 in the 2nd quarter of 2006 to 1,735, i.e. the growth amounted to 7.6%. The percentage growth in financed and serviced fleet (number of cars) stands at 40% as compared to the 3rd quarter of 2005. The share of Hertz Lease in the CFM market equals approx. 4% (excluding changes against the 2nd quarter), however it is expected to go up in view of the growth rate in excess of the market average (approx. 25%).
The number of cars rented in the Hertz Rac segment totaled 4,329 in the 3rd quarter of 2006 and was by 10.5% higher than in the comparable period of 2005. The position of this business segment in the market is stable, its market share amounts to approx. 40%. In the 3rd quarter of 2006, there was also a rise in the number of cars rented to clients in the „leisure" segment as compared to the 2nd quarter of 2006.

5. BALANCE SHEET OF THE GROUP

In PLN thousand	As at Sept.30, 2006	As at June 30, 2006	% change in 3 months ended Sept.30, 2006	As at Dec. 31, 2005	% change in 9 months ended Sept. 30, 2006	As at Sept. 30, 2005	% change in 12 months ended Sept. 30, 2006
Non-current assets	1 994 803	1 979 996	0,75%	1 943 143	2,66%	1 867 867	6,80%
% share in the balance sheet total	87,66%	87,71%		89,94%		87,20%	
Current assets	278 574	276 720	0,67%	216 931	28,42%	272 805	2,11%
% share in the balance sheet total	12,24%	12,26%		10,04%		12,74%	
Non-current assets classified as held	2222	726	206,06%	518	328,96%	1490	0,00%
TOTAL ASSETS	**2 275 599**	**2 257 442**	**0,80%**	**2 160 592**	**5,32%**	**2 142 162**	**6,23%**
Equity attributable to the parent company	1 706 490	1 659 864	2,81%	1 662 742	2,63%	1 615 528	5,63%
% share in the balance sheet total	74,99%	73,53%		76,96%		75,42%	
Minority interests	2 463	1 928	27,75%	1 998	23,27%	2 230	10,45%
% share in the balance sheet total	0,11%	0,09%		0,09%		0,10%	
Non-current liabilities	362 874	360 958	0,53%	313 348	15,81%	355 685	2,02%
- of which: borrowings	311 857	311 784	0,02%	267 358	16,64%	273 291	14,11%
% share in the balance sheet total	15,95%	15,99%		14,50%		16,60%	
Current liabilities	203 772	234 692	-13,17%	182 504	11,65%	168 719	20,78%
- of which: borrowings	43 672	40 731	7,22%	42 984	1,60%	4 844	801,57%
% share in the balance sheet total	8,95%	10,40%		8,45%		7,88%	
TOTAL EQUITY AND LIABILITIES	**2 275 599**	**2 257 442**	**0,80%**	**2 160 592**	**5,32%**	**2 142 162**	**6,23%**
Debt/total capital employed ratio	20,83%	21,24%		18,66%		17,22%	
Debt ratio (total liabilities/total assets ratio)	24,90%	26,39%		22,95%		24,48%	

5.1 Non-current assets

Non-current assets are dominated by property, plant and equipment (87.7%) with most significant items including: hotel buildings, premises, civil and marine engineering objects as well as land and rights to perpetual usufruct of land. Most impact on the level of this group of assets is exerted by changes in the balance sheet of the parent company because this entity's assets prevail in the total value of property, plant and equipment. Increase in this item in the 3rd quarter of 2006 as compared to the preceding period results from planned and carried out modernization of tangible assets, including also coaches held under finance lease, and from an increase in other financial assets in Orbis Transport. Besides this, no exceptional events occurred in the 3rd quarter of 2006 that could affect the level of non-current assets.

5.2 Current assets

Other current receivables represent the most significant item of current assets. Other current receivables include, first and foremost, taxes, grants, customs duties and social security receivable, prepaid tangible assets and intangible assets as well as prepayments (chiefly on account of wages and salaries, taxes and charges as well as operating expenses). The growth in current assets against the beginning of 2006 was brought about by a significant increase in prepaid tangible assets in connection with capital expenditure incurred on modernized hotels owned by the Company Orbis S.A. In the 3rd quarter of 2006, there was a significant decline in financial assets at fair value through profit or loss, comprising securities acquired in order to derive economic benefits, some of which were sold by Orbis S.A. On the other hand, trade receivables went up and this change is connected with a growth in sales, cash and cash equivalents rose as well owing to the higher value of repo transactions executed in this period.

5.3 Non-current liabilities

The value of non-current liabilities practically did not change in the 3rd quarter of 2006. Borrowings continue to represent a dominant item, accounting for 85.9% of this item's total value. Borrowings remained at a level nearing

(all amounts are quoted in PLN thousand, unless otherwise stated)

that reported in the 2nd quarter of 2006. A slight rise was reported in other non-current payables and in the deferred tax provision – chiefly in Orbis Transport.

5.4 Current liabilities

In the current quarter of 2006, and in the preceding quarter alike, current liabilities are dominated by trade payables (36.8% share) that declined chiefly by the amount of payables paid to domestic suppliers, and by other current payables (35.4%) whose value decreased predominantly by the amount of the dividend disbursed by Orbis S.A. Other components of current liabilities remain at an unchanged level as compared to the 2nd quarter of 2006.

5.5 Borrowings

Creditor	Amount of borrowings with maturity at the balance sheet date		Current borrowings	Non-current borrowings	
	PLN	EUR		with maturity of 1 to 3 years	with maturity of over 3 years
loan BWE -24/ORB	1 030		708	322	
Credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK and Calyon (Arrangers)	307 397		42 964	77 965	186 468
revolving credit facility extended by Kredyt Bank S.A.	10 584	4 217		10 584	
overdraft facility extended by Kredyt Bank S.A.	34 018			34 018	
investment credit facility extended by Kredyt Bank S.A.	2 500			2 500	
TOTAL:	355 529	4 217	43 672	125 389	186 468

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.6 Changes in estimates of amounts

Titles for major changes	As at Sept. 30, 2006	As at June 30, 2006	% change in 3 months ended Sept. 30, 2006	As at Dec.31, 2005	% change in 9 months ended Sept. 30, 2006
DEFERRED TAX PROVISION AND ASSETS *					
1. Deferred tax provision	2 281	2 138	6,69%	1 514	50,66%
2. Deferred tax assets	12 646	9 540	32,56%	4 070	210,71%
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement obligations	45 246	45 803	-1,22%	43 912	3,04%
- created	711	4 979		2 235	
- used	(1 268)	(4 754)		(1 866)	
- released		(1 293)			
2. Provision for liabilities arising from court litigations	115	129	-10,85%	119	-3,36%
- created	36	25		40	
- used		(15)			
- released	(50)				
3. Provision for restructuring costs	1 042	1 632	-36,15%	3 078	-66,15%
- created		24		3 708	
- used	(590)	(1 470)		(5 303)	
- released				(3 392)	
IMPAIRMENT OF ASSETS					
1. Impairment of financial non-current assets	6 059	6 059	0,00%	5 836	3,82%
- created		563			
- used		(340)		(634)	
- reversed					
2. Impairment of property, plant and equipment	262 065	262 065	0,00%	261 520	0,21%
- created		545		159	
- used				(5 912)	
- reversed					

* The deferred tax provision and assets are presented according to their final balance within tax groups and within the companies that do not belong to these groups.

5.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group,

In the 3rd quarter of 2006, no changes in contingent assets and liabilities were reported. As at September 30, 2006, contingent assets and liabilities are as follows:

Contingent liabilities:

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 3 months ended Sept. 30, 2006	Financial terms and other remarks
		Issued by Orbis S.A.				
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	0	
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 8, 2008	2 000	0	
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	2 000	0	
		Issued by PBP Orbis Sp. z o.o.				
Bank guarantee	PP Porty Lotnicze ul. Żwirki i Wigury 1 00-906 Warsaw		Oct. 18, 2006	6	0	
Bank guarantee	Blue City Sp. z o.o.		March 31, 2009	10	0	
Bill of exchange	Kredyt Bank S.A. Branch in Ciechanów		indefinite	4 500	0	
Bill of exchange	Polski Express Sp.z o.o. in Warsaw		indefinite	100	0	
Bill of exchange	Orbis S.A.			2 400	0	
		Issued by Hekon Hotele Ekonomiczne S.A.				
Guarantee for the credit facility of PLN 500 mln	Bank Handlowy and Societe Generale (Main Appointed Arrangers), BZ WBK Calyan (Arrangers)	ORBIS SA	7years with 2 options to defer the repayment date by 1 year	500 000	0	
			TOTAL:	**513 016**	**0**	

5. CASH FLOWS IN THE GROUP

In PLN thousand	3 months ended Sept. 30, 2006	3 months ended Sept. 30, 2005	% change - 2006 versus 2005	9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2005	% change - 2006 versus 2005
Cash flows from operating activities	60 241	31 268	92,66%	124 083	112 943	9,86%
Cash flows from investing activities	(37 773)	(10 856)	247,95%	(145 508)	(71 954)	102,22%
Cash flows from financing activities	(17 102)	(5 244)	226,13%	15 964	(15 377)	-203,82%
Total net cash flows	**5 366**	**15 168**	**-64,62%**	**(5 461)**	**25 612**	**-121,32%**
Cash and cash equivalents at the end of period	76 239	65 874	15,73%	76 239	65 874	15,73%

6.1 Operating activities

Thanks to the much higher profit before tax in 2006, the Group generated positive cash flows from operating activities despite a negative impact of adjustments in the 3rd quarter of 2006. In 9 months of 2006, the biggest positive adjustments concerned depreciation/amortization which is connected with the type of business pursued by the Group companies, and interest that grew nearly twice in the 3rd quarter of 2006 as well as on the year-to-date basis. The decline in profits from foreign exchange differences in the 3rd quarter of 2006 and in 9 months of 2006 as compared to the past year was brought about by repayment of borrowings in a foreign currency. New liabilities of this type are incurred in Polish Zloty. In the 3rd quarter of 2006 as well as in three quarters of 2006 ytd, a big negative adjustment was reported in the change in receivables and prepayments. The adjustment in the change of

provisions in the 3rd quarter of 2006 as well as in 9 months of 2006 is much lower as compared to the past year mainly due to the use in 2005 of the provision for disputes concerning the Europejski hotel by Orbis S.A.

6.2 Investing activities

Negative cash flows from investing activities, much higher than in the 3rd quarter of 2005 and in 9 months of 2005 ytd, were affected predominantly by: proceeds from the sale of property, plant and equipment and intangible assets, proceeds from the sale of short-term securities, expenditure on property, plant and equipment and intangible assets, expenditure on acquisition of short-term securities and other capital expenditure. In the 3rd quarter of 2006, the increase in proceeds from the sale of property, plant and equipment and intangible assets as compared to the 3rd quarter of 2005 was to a large extent driven by the sale of means of transport by the company Orbis Transport Sp. z o. o. Both Orbis S.A. and PBP Orbis Sp. z o.o reported a decline in proceeds from the sale and expenditure on purchase of short-term securities in the 3rd quarter of 2006 and in 9 months of 2006 as compared to the corresponding period of last year. There was a substantial growth in expenditure on property, plant and equipment under construction and intangible assets in 9 months of 2006 as a result of a large number of investment projects implemented by the Orbis Hotel Group and expenditure on purchase of computers with software incurred by PBP Orbis Sp. z o.o. In 9 months of 2006, the item – other capital expenditure, comprising expenditure on purchase of cars to be used in long-term rental and lease business handled by Orbis Transport Sp. z o.o. – grew as compared to the corresponding period of past year.

6.3 Financing activities

The basic negative adjustments in financing activities in the 3rd quarter of 2006, that translated into negative cash flows from this type of activities, concerned the dividend disbursed by Orbis S.A. to its shareholders. In 9 months of 2006, the amount of repaid interest on loans and borrowings grew nearly twofold as compared to 9 months of past year. In 9 months of 2006 - as compared to 9 months of 2005 - negative cash flows from financing activities turned into positive cash flows owing to the borrowings of PLN 50,000 thousand taken by Orbis S.A.

7. STATEMENT OF CHANGES IN THE GROUP'S EQUITY AND DIVIDENDS

in PLN thousand	As at Sept. 30, 2006	As at June 30, 2006	% change in 3 months ended Sept. 30, 2006	As at Dec. 31, 2005	% change in 9 months ended Sept. 30, 2006	As at Sept. 30, 2005	% change in 12 months ended Sept. 30, 2006
Share capital	517 754	517 754	0,00%	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%	133 411	-0,06%
Exchange differences on consolidation	(526)	(485)	8,45%	(1 498)	-64,89%	(708)	-25,71%
Retained earnings	1 055 929	1 009 262	4,62%	1 013 153	4,22%	965 071	9,41%
Equity attributable to equity holders of the parent	**1 706 490**	**1 659 864**	**2,81%**	**1 662 742**	**2,63%**	**1 615 528**	**5,63%**
Minority interests	2 463	1 928		1 998		2 230	
Equity	**1 708 953**	**1 661 792**	**2,84%**	**1 664 740**	**2,66%**	**1 617 758**	**5,64%**

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the current quarter, other reserves did not change and the growth in this item as compared to the balance as the end of the 3rd quarter of past year results from the valuation of long-term investments in works of art.

Exchange differences on consolidation include exchange differences on consolidation of the Company UAB Hekon.

The change in retained earnings in the 3rd quarter of 2006 was a result of the booking of net profit for the current financial period of PLN 47,202 thousand. The remaining part of the profit, PLN 535 thousand, impacted the level of minority interest.

Distributed dividends:

- Orbis S.A. – the dividend of PLN 15,667 thousand due to the Company's shareholders under Resolution of the Annual General Meeting of Shareholders of Orbis S.A. dated June 28, 2006. The dividend date was set for August 8, 2006, and the dividend payment date for August 25, 2006.

Dividends within the group:

- HEKON S.A. - the dividend of PLN 21,376 thousand gross due to Orbis S.A. under Resolution no. IV of the Annual General Meeting of the Company's Shareholders dated June 12, 2006 credited the account of Orbis S.A. on June 30, 2006.
- Orbis Kontrakty – the dividend of PLN 867 thousand gross due to Orbis S.A. under Resolution no. V of the Meeting of the Company's Shareholders dated June 28, 2006 credited the account of Orbis S.A. on July 31, 2006.
- Orbis Kontrakty – the dividend of PLN 217 thousand gross due to Orbis S.A. under Resolution no. V of the Meeting of the Company's Shareholders dated June 28, 2006 credited the account of Hekon Hotele Ekonomiczne S.A. on July 31, 2006.

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

8.1. "Pro forma" results from continuing operations

No significant non-recurring or one-off events that might have an impact on the items of the financial statements occurred in the current quarter.

Below presented is a table with results of hotels belonging to Orbis S.A. that were closed or liquidated in 2005. The objective is to highlight the impact that these hotels' performance exert on individual items of the income statement as at September 30, 2005 and September 30, 2006. These hotels include: Europejski hotel in Warsaw, Wanda hotel in Cracow, Reda hotel in Szczecin, Solec hotel in Warsaw, Tranzyt hotel in Częstochowa (Etap hotel nowadays), Grand hotel in Sopot. The impact of these changes is described in point 4.1 of these financial statements.

Results of the Orbis Group after consolidation adjustments:

in PLN thousand	9 months ended Sept. 30,2006	Results of closed hotels for 9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2006, hotels' results excluded	9 months ended Sept. 30, 2005	Results of closed hotels for 9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2005, hotels' results excluded
Net sales of services, products, merchandise and raw materials	822 453	4 346	818 107	779 349	28 586	750 763
Cost of goods sold	(594 636)	(2 060)	(592 576)	(574 279)	(22 033)	(552 246)
Selling and marketing costs	(40 803)	(235)	(40 568)	(38 943)	(825)	(38 118)
Administrative expenses	(112 553)	(469)	(112 084)	(114 137)	(4 007)	(110 130)
Other operating income	23 217	191	23 026	34 721	5 277	29 444
of which: released provision for Europejski hotel					5 073	
Other operating expenses	(17 279)	(4 246)	(13 033)	(16 973)	(4 338)	(12 635)
Operating profit - EBIT	80 399	(2 473)	82 872	69 738	2 660	67 078
Profit (loss) on sale of subsidiaries, affiliates and associates	0	0	0	0	0	0
Other finance income	3 482	0	3 482	8 570	3	8 567
Finance costs	(12 419)	(3)	(12 416)	(14 944)	(39)	(14 905)
Share of net profits of associates	2 014	0	2 014	1 204	0	1 204
Profit (loss) before tax	73 476	(2 476)	75 952	64 568	2 624	61 944
Income tax	14 568	0	14 568	14 480	0	14 480
Losses from discontinued operations						
Net profit (loss)	58 908	(2 476)	61 384	50 088	2 624	47 464
EBITDA	185 431	(2 200)	187 631	166 978	3 988	162 990

Results of the Orbis Hotel Group after consolidation adjustments:

in PLN thousand	9 months ended Sept. 30,2006	Results of closed hotels for 9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2006, hotels' results excluded	9 months ended Sept. 30, 2005	Results of closed hotels for 9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2005, hotels' results excluded
Net sales of services, products, merchandise and raw materials	540 902	4 346	536 556	509 506	28 586	480 920
Cost of goods sold	(356 840)	(2 060)	(354 780)	(363 346)	(22 033)	-341 313
Selling and marketing costs	(29 431)	(235)	(29 196)	(30 862)	(825)	-30 037
Administrative expenses	(88 749)	(469)	(88 280)	(89 418)	(4 007)	-85 411
Other operating income	10 375	191	10 184	24 432	5 277	19 155
of which: released provision for Europejski hotel					5 073	
Other operating expenses	(10 928)	(4 246)	(6 682)	(16 271)	(4 338)	-11 933
Operating profit - EBIT	**65 329**	**(2 473)**	**67 802**	**34 041**	**2 660**	**31 381**
Profit (loss) on sale of subsidiaries, affiliates and associates	0	0	0	0	0	0
Other finance income	607	0	607	4 964	3	4 961
Finance costs	(10 423)	(3)	(10 420)	(13 900)	(39)	(13 861)
Share of net profits of associates	0	0	0	0	0	0
Profit (loss) before tax	**55 513**	**(2 476)**	**57 989**	**25 105**	**2 624**	**22 481**
Income tax	12 716	0	12 716	10 365	0	10 365
Losses from discontinued operations						
Net profit (loss)	**42 797**	**(2 476)**	**45 273**	**14 740**	**2 624**	**12 116**
EBITDA	**153 578**	**(2 200)**	**155 778**	**117 928**	**3 988**	**113 940**

8.2 Impact of consolidation/elimination of related parties from consolidation

In the 1st quarter of 2006, the list of consolidated companies changed. The balance sheet total as at September 30, 2006 and as at June 30, 2006 recognizes the company Orbis Kontrakty sp. z o.o. This company was not recognized in the balance sheet total as at December 31, 2005 and as at September 30, 2005. The table below shows the effects of elimination of these changes:

In PLN thousand	As at Sept. 30, 2006	As at June 30, 2006	% change in 3 months ended Sept. 30, 2006	As at Dec. 31, 2005	% change in 9 months ended Sept. 30, 2006	As at Sept. 30, 2005	% change in 12 months ended Sept. 30, 2006
TOTAL ASSETS	2 275 599	2 257 442	0,80%	2 160 592	5,32%	2 142 162	6,23%
Non-current assets	17	20					
Current assets	3 758	3 438					
TOTAL ASSETS pro forma	2 279 374	2 260 900	0,82%	2 160 592	5,50%	2 142 162	6,41%
TOTAL EQUITY AND LIABILITIES	2 275 599	2 257 442	0,80%	2 160 592	5,32%	2 142 162	6,23%
Equity	3 278	2 004					
Minority interests							
Non-current liabilities and provisions							
Current liabilities and provisions	497	1 454					
TOTAL EQUITY AND LIABILITIES pro forma	2 279 374	2 260 900	0,82%	2 160 592	5,50%	2 142 162	6,41%

9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

10. RELATED PARTY TRANSACTIONS

SIGNIFICANT TRANSACTIONS OF THE GROUP

In the period of 9 months of 2006, the Orbis Group executed the following significant transactions with related parties:

- with Societe d'Exploitation HOTEK POLSKA sp. z o.o. (a company related to Accor S.A.) – revenues amounted to PLN 1,203 thousand, including PLN 1,154 thousand under the management contract. Expenses totaled PLN 7,727 thousand, meantime through global franchise for the use of Accor brand we paid franchise fees amount PLN 4,689 thousand. Receivables under these transactions amounted to PLN 13 thousand, while payables to PLN 514 thousand. In the period of 9 months of 2005, revenues amounted to PLN 638 thousand, including PLN 589 thousand under the management contract. Expenses totaled PLN 7,174 thousand, meantime through global franchise for the use of Accor brand we paid franchise fees amount PLN 5,170 thousand. Receivables amounted to PLN 280 thousand, while payables to PLN 380 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of booking through the reservation services system amounted to PLN 1,197 thousand, and no payables were recognized in this period. In the 9 months of 2005, expenses amounted to PLN 653 thousand and the amount of reported payables was PLN 525 thousand.
- with Accor S.A. Guarantee Lease Fees (a company related to Accor S.A.), costs amounted to PLN 305 thousand and in the 9 months of 2005 to PLN 319 thousand.

INTRA-GROUP TRANSACTIONS, CONSOLIDATION ELIMINATIONS

The most important intra-group related party transactions with the value in excess of EUR 500 thousand executed in the period of three quarters of the current year include:

- a loan of PLN 20 million granted to Orbis S.A. by the company Hekon Hotele Ekonomiczne S.A.; on September 21, 2006 an annex was executed concerning the extension of the loan repayment date from 6 to 18 months as from the date of granting the loan (March 24, 2006),
- a loan of PLN 12 million granted by Orbis S.A. to Orbis Transport Sp. z o. o. The company's debt towards Orbis S.A. amounted to PLN 42 million as at the end of period.

(all amounts are quoted in PLN thousand, unless otherwise stated)

- a loan of PLN 4 million granted by Orbis S.A. to PBP Orbis Sp. z o. o. The company's debt towards Orbis S.A. amounted to PLN 2.4 million as at the end of period.

The list of eliminations from group consolidation is presented in the table below:

As at Sept. 30, 2006	Orbis S.A.	Hekon S.A.	Kontrakty Sp. z o.o.	PBP Orbis Sp. z o.o.	Orbis Transport Sp. z o.o.	UAB Hekon	Total eliminations
Intragroup transactions							
Receivables	48 766	135 246	0	166	366	0	184 544
Payables	131 797	2 140	11	3 990	43 040	3 566	184 544
Expenses	7 823	2 598	86	15 509	5 416	199	31 631
Revenues	21 089	7 258	0	1 660	1 624	0	31 631

11. CHANGES IN ACCOUNTING POLICIES

The differences between the figures disclosed in the balance sheet for 9 months ended September 30, 2005 presented in these condensed interim financial statements and the condensed interim financial statements as at September 30 and for 9 months ended September 30, 2005 were brought about predominantly by the revaluation of property, plant and equipment made by the Company. The applied revaluation methods are presented in point 2.1.6 of the notes to the interim consolidated financial statements of the Orbis Group as at June 30, 2006.
The impact of restatements, made in accordance with the above mentioned methodology, on the result and equity for figures covering 9 months of 2005 is presented below:

	As at Sept. 30, 2005 published figures		Differences	As at Sept. 30, 2005 current figures
BALANCE SHEET				
Non-current assets	1 964 324	1.	-94 967	1 869 357
Current assets	267 141	2.	5 664	272 805
Total assets	2 231 465		-89 303	2 142 162
Equity	1 629 208	3.	-11 450	1 617 758
Non-current liabilities	423 423	4.	-67 738	355 685
Current liabilities	178 834	5.	-10 115	168 719
Total equity and liabilities	2 231 465		-89 303	2 142 162
INCOME STATEMENT	**9 months ended Sept. 30, 2005 published figures**		**Differences**	**9 months ended Sept. 30, 2005 current figures**
Gross profit (loss) on sales	222 777		-17 707	205 070
Profit (loss) from operating activities	84 913		-15 175	69 738
Net profit (loss) for the financial year	61 288		-11 200	50 088

BALANCE SHEET

1.	Effects of change in valuation of property, plant and equipment to fair value and other changes in property, plant and equipment in Orbis S.A.	-36 351
	Change in presentation of deferred tax and re-calculation of impact of IFRS restatement on the amount of the deferred tax	-59 935

(all amounts are quoted in PLN thousand, unless otherwise stated)

	Other	1 319
	Total	**-94 967**

2.	Change in presentation of prepaid tangible assets	6 028
	Derecognition of special funds from the balance sheet	-9 936
	Change in the presentation of provision for VAT payable, presently treated as a reduction in public law receivables	-930
	Adjustment of presentation of leases	4 219
	Change in the presentation of receivables	5 507
	Other	776
	Total	**5 664**

3.	Effects of change in valuation of property, plant and equipment to fair value and other changes in property, plant and equipment in Orbis S.A.	-36 351
	Other	24 901
	Total	**-11 450**

4.	Change in presentation of deferred tax	-68 957
	Other	1 219
	Total	**-67 738**

5.	Derecognition of special funds from the balance sheet	-9 761
	Change in the presentation of provision for VAT payable, presently treated as a reduction in public law receivables	-930
	Other	-576
	Total	**-10 115**

INCOME STATEMENT

5.	Adjustment of cost of goods sold due to depreciation/amortization	-16 380
	Adjustment of profit on sale of non-current assets	1 408
	Re-calculation of impact of IFRS restatement on the amount of deferred tax	3 516
	Other	256
	Total	**-11 200**

12. EVENTS AFTER THE BALANCE SHEET DATE

1. In its update of October 4, 2006, the Fitch Ratings agency affirmed Orbis SA's national long-term rating at 'BBB+(pol) (triple-B-plus (pol))' with stable outlook. More detailed information on the rating is provided in current report no. 19/2006 available at www.orbis.pl/ir.
2. The Company's Management Board convened the Extraordinary General Meeting of Shareholders to be held on November 16, 2006. The agenda includes resolutions concerning sale of real properties. Related information is disclosed in current report no. 20/2006 and in the Company's corporate agenda available at www.orbis.pl/ir.
3. On October 23, 2006, Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. executed a loan agreement for the amount of PLN 109,620 thousand, repayable within 12 months. At the same time, the resulting liability of the borrower, i.e. Orbis S.A., stemming from the disbursed loan was set off against the existing liability of Hekon-

(all amounts are quoted in PLN thousand, unless otherwise stated)

Hotele Ekonomiczne S.A. related to the repurchase of bonds held by this company and issued by Orbis S.A. Upon repurchase on October 24, the bonds were redeemed. As a result of the above transaction external debt of the Orbis Group and internal debt between the Group's Companies, as well as the level of funds, did not change.

4. On October 27, 2006, the Extraordinary Meeting of Shareholders of the company Orbis Transport Sp. z o. o. adopted a resolution concerning the increase of the company's share capital from the amount of PLN 14,429 thousand by a sum ranging from PLN 10,000 thousand to PLN 14,078 thousand. On November 2, Orbis S.A acquired shares in the increased share capital in proportion to its former holding, i.e. Orbis S.A. acquired 138,383 shares with a nominal value of PLN 100 each for a total amount of PLN 13,838 thousand.
5. On November 9, 2006, Hekon Hotele Ekonomiczne S.A. granted a loan to Orbis S.A. to amount to PLN 12 milion. It doesn't change the level of fund in the Group Companies.

13. ISSUER'S SHAREHOLDERS

As at November 14, 2006, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at November 14, 2006, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder	No. of shares held as at Nov. 14, 2006 (no. of voting rights at the GM)	% share in share capital as at Nov. 14, 2006 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Aug. 11, 2006 to Nov. 14, 2006 (since submission of last interim financial statements)
Accor S.A.:	18 698 000	40,57%	
[including a subsidiary of Accor S.A. - Société d'Exploitation HOTEK POLSKA Sp. z o.o.]:	2 303 849	4,99%	
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	2 715 009	5,89%	
BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.:	5 606 231	12,17%	
[including on accounts of securities investment fund BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.]:	4 611 981	10,01%	
Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	

14. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

As at November 14, 2006, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye - President of the Management Board
   holds 5,000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula - First Vice-President of the Management Board
   holds 2,607 shares of Orbis S.A.
3. Ireneusz Andrzej Węglowski - Vice-President of the Management Board
   holds 3,000 shares of Orbis S.A.

4. Yannick Yvon Rouvrais - Member of the Management Board
does not hold any Orbis S.A. shares

5. Alain Billy - Member of the Management Board
does not hold any Orbis S.A. shares

As at November 14, 2006, members of the Supervisory Board held the following shares in Orbis S.A.:

1. Claude Moscheni
does not hold any Orbis S.A. shares
2. Erez Boniel
does not hold any Orbis S.A. shares
3. Sabina Czepielinda
holds 268 Orbis S.A. shares
acquired in 1998 free of charge (employee shares)
4. Paweł Dębowski
does not hold any Orbis S.A. shares
5. Michael Flaxman
does not hold any Orbis S.A. shares
6. Christophe Guillemot
does not hold any Orbis S.A. shares
7. Michael Harvey
does not hold any Orbis S.A. shares
8. Andrzej Przytuła
does not hold any Orbis S.A. shares
9. Janusz Rożdżyński
does not hold any Orbis S.A. shares
10. Denys Sappey
does not hold any Orbis S.A. shares

(all amounts are quoted in PLN thousand, unless otherwise stated)

15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land constituting real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021		Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision.	Applicants: Andrzej Jacek Blikle and Helena Maria Helmerson Andrzejewska Against: Minister of Infrastructure Participant: Orbis S.A.	The Voivodship Administrative Court dismissed the complaint of Orbis S.A. against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring the invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right to temporary ownership of land located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and passing the case to be re-examined by the Voivodship Administrative Court. The date of the hearing has been set for November 28, 2006. On behalf of Orbis S.A. the case is defended by the Law Office Spółka Prawnicza I & Z spółka cywilna..
Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land constituting real property located in Warsaw at 26 Nowogrodzka street, Land and Mortgage Register no. 1599 G.		Application dated September 14, 1948 for granting the right of temporary ownership	Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others Participant: Orbis S.A.	The Voivodship Administrative Court rendered the judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right to perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land constituting real property located at 26 Nowogrodzka street in Warsaw. As follows from a letter from the Office of the Capital City of Warsaw, the Real Property Management Office, dated March 2, 2006, sent to the attention of Orbis S.A., heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw dated February 6, 2006. No new developments in the case.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for payment of remuneration for non-contractual use of the real property located in Cracow at 11 Pijarska street	PLN 1,344,800	Plaintiffs: 1) S., P., G., A. Marczak – March 2003 (statement of claim served on Orbis S.A. on October 13, 2003); 2) A. and M. Marczak – April 2004 (statement of claim served in June 2004); 3) Irena Kuc- November 2004 (statement of claim served on Orbis S.A. in March 2005); 4) Janusz Tabor and Irena Ciapala – November 2004 (statement of claim served on Orbis S.A. in April 2005)	Plaintiffs: Stanisława, Paweł, Grzegorz, Adam, Andrzej, Magdalena. Marczak and Irena Kuc, Ewa Ciapała, Janusz Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of claims. In 2005, the Court combined the 4 statements of claim to be considered as one case no. I C 1142/03. The District Court in Cracow, by virtue of the decision dated March 28, 2006 seconded the application of the attorney of Orbis S.A. and revoked the exemption from the payment of court fees that had been granted to the plaintiffs (i.e. Stanisława Marczak, Paweł Marczak, Grzegorz Marczak, Adam Marczak, Andrzej Marczak and Irena Kuc). The Court heard witnesses at a hearing held on August 2, 2006. No subsequent date of a hearing has been set. This case is defended by attorney Janusz Nowiński.
Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Cracow	PLN 1,541 346.56	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The case pending before the District Court in Bydgoszcz. As part of legal assistance, on May 12, 2006 the Court in Cracow heard the witnesses in the case concerned. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1,541,346 on the real property located at 11 Pijarska street was seconded by the Court. Next, Orbis S.A. applied to the Court - Land and Mortgage Registry Division for entry of the mandatory mortgage in the Land and Mortgage Register. The Court dismissed the motion since the State Treasury is entered as the owner of the property in its Land and Mortgage Register, as despite having won the case for updating the Land and Mortgage Register to the current legal situation, the co-owners failed to register their ownership rights. Orbis S.A. appealed against this decision. In response to the replies of I.Kuc, E.Ciapala and J.Tabor to the statement of claim of Orbis S.A. that were sent to Orbis S.A. attorney by the Court in Bydgoszcz, Orbis S.A. sent relevant pleadings containing the stance on the plaintiffs' allegations. The date of the hearing has not been set. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for reinstatement of parts of plots of lands no. 185/2 and 185/3 located in Zakopane at Polana Szymoszkowa		Notification on the initiated proceedings dated June 11, 1996	Applicants: H. Leśniak, B. Biernacik	Orbis S.A. does not accept the claims. Following numerous decisions and appeals, the files with the applicants' claimed protraction of proceedings have been returned to the Poviat Starosty in Zakopane. The case has been transferred to be defended by the Law Office Kot & Kendziorek s.c.. No new information on this case.
Administrative proceedings for declaration of invalidity – in the part related to the plots of land no. 185/2 and 185/3 – of the decision of the Head of Nowosądeckie Voivodship dated August 11, 1994 granting ownership of the real property located in Zakopane to PP Orbis		Notification dated June 30, 1997 of the Housing and Municipal Development Office on the initiated administrative proceedings	Applicants: H. Leśniak, B. Biernacik	Orbis S.A. defends the validity of the decision granting ownership to Orbis. Proceedings have been suspended. No new information. The case has been transferred to be defended by the Law Office Kot & Kendziorek s.c.
Proceedings concerning the expiry of perpetual usufruct of Orbis S.A., determined by virtue of the decision of the Head of Nowosądeckie Voivodship dated August 11, 1994, in respect of real property located at 1 Polana Szymoszkowa in Zakopane, marked in the land register as plots of land no. 185/1, 185/2, 185/3 zone 75 and 203/1, 203/2 zone 96, Land and Mortgage Register no. KW 11776		Notification of the Head of the Regional Office in Nowy Targ dated June 8, 1995 on proceedings initiated *ex officio*		Orbis S.A. challenges the requested expiry of perpetual usufruct, which is confirmed by administrative decisions. The applicants have filed a complaint with the Supreme Administrative Court (presently the Voivodship Administrative Court) against the decision of the Head of Małopolskie Voivodship upholding the decision of the Tatrzański Staroste discontinuing the administrative proceedings as being groundless in the case related to the termination of perpetual usufruct. A hearing was held on May 30, 2006 before the Voivodship Administrative Court. On May 31, 2006, the Voivodship Administrative Court in Cracow suspended proceedings initiated by the complaint of Jan Gąsienica and Czesława Ross and Maria Walczak against the decision of the Head of Małopolskie Voivodship concerning the refusal to open proceedings concerning invalidity of the decision concerned with nationalization because of death of one of co-participants in the proceedings. No new developments in the case. On behalf of Orbis S.A. this case is defended by the Law Office Kot & Kendziorek s.c.
Proceedings concerning reinstatement of the real property located at Polana Szymoszkowa in Zakopane (with the Mercure Kasprowy hotel developed thereon), formerly marked as a plot of land of the 1st category no. 11654/2 with an area of 10 ares and 25 sq.m. Lwh 4567			Applicant: J. Gąsienica Ciaptak and M. Gąsienica Ciaptak	Orbis S.A. does not see any legal grounds for seconding the claims. The proceedings have been suspended. No new information on the case. The case has been transferred to be defended by the Law Office Kot & Kendziorek s.c..

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for declaration of invalidity of an administrative decision of the Presidium of the National Council of December 20, 1961 refusing to grant the former owner the right of temporary ownership of land constituting a real property located in Warsaw, at 5 Krakowskie Przedmieście street, Land and Mortgage Register no. 410, with an area of 8414 sq.m. (including 589 sq.m. held by Orbis S.A under the perpetual usufruct. – part of the access drive to the garage to Sofitel Victoria in Warsaw)		Notification of the Housing and Municipal Development Office dated July 5, 2002 on pending proceedings for declaration of invalidity	Applicant: E.Raczyński (presently C. Raczyńska, W.Dembińska and W. Rey) Against: Minister of Infrastructure Participant: Orbis S.A.	On March 10, 2005 the Voivodship Administrative Court revoked the challenged decision of the Housing and Municipal Development Office and the preceding decision of the President of the Housing and Municipal Development Office which refused to declare invalidity of the administrative decision dated December 20, 1961 refusing to grant the former owner the right of temporary ownership of land constituting a real property located in Warsaw, at 5 Krakowskie Przedmieście street, Land and Mortgage Register no. 410. No last resort (cassation) appeal has been filed against this decision with the Supreme Administrative Court. The case will be re-considered by the court of first instance. The Minister of Construction, by virtue of a letter dated September 26, 2006, notified Orbis S.A. that owing to the particularly complex nature of the case and a necessity to conduct an in-depth legal analysis of accumulated property, the projected date for considering the case is by October 31, 2006.
Proceedings for invalidation of the notice of termination as a result of violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and claim for compensation amounting to PLN 67,200 for termination of employment in violation of the law. Employees who continue to be engaged in the dispute with Orbis S.A. have reduced the value of their claims from PLN 67,200 to 3-times the sum of the last monthly salary (the average monthly salary of Hotel employees amounts to approx. PLN 2,500). Presently, the employees' claims are based on Article 45 § 1 of the Labor Code.		from July 2005 till the end of September 2005	Plaintiffs: approx. 130 employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A.	Orbis S.A. applies for dismissal of all claims. To date, several dozen hearings have been held before the Regional Court in Warsaw during which, owing to the identity of claims, the Court combined individual claims filed by employees into one case (as a rule, three statements of claim are merged into once case). Additionally, the Court is reducing the number of statements of claim depending on which statement of claim filed by an employee (for determination of invalidity of the notice of termination or for compensation) was the first to have been served on Orbis S.A.. The Court dismisses the second statement of claim. To date the majority of employees have withdrawn their claims, save for 28 claims, the proceedings related to these claims are at the stage of hearing of the parties' witnesses.
Appeal against notice of termination of employment contract and proceedings for compensation	45,000.00	Sept. 19, 2005	Plaintiff: Izabela Łukasik, Defendant: Orbis S.A.	Reply to the statement of claim was filed on October 4, 2005, motioning for the action to be dismissed. The date of the subsequent hearing has been set for December 4, 2006. The case is pending.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for payment	10,000.00	Sept. 12, 2006	Defendant: Orbis S.A., Plaintiff: Magdalena Olak – Kozłowska	Reply to the statement of claim was filed on September 26, 2005, motioning for the action to be dismissed.
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at 24/26 Nowogrodzka street in Warsaw should be lower	772,606.55	Application to the Self-Government Appellate Board dated January 12, 2005	Applicant: Orbis S.A. Participant: President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located at 24/26 Nowogrodzka street in Warsaw (Hotel Novotel Centrum) is unjustified (the fee was fixed at PLN 1,660,224.55 as from January 1, 2005), and that a lower amount of the fee is justified, i.e. PLN 887,618.00. After the hearing held on May 5, 2006, the Self-Government Appellate Board issued a decision determining the annual fee at PLN 997,217.01 (in accordance with the modified application of Orbis S.A.) applicable as from January 1, 2005, thereby changing the percentage rate from 3% to 2%. The decision is final. The adjudicated amount of the annual fee is by PLN 663,007.54 lower that the fee determined in the notice of termination of the President of the Capital City of Warsaw. Moreover, on December 6, 2005 an application was filed with the President of the Capital City of Warsaw for a change in the percentage rate of the annual fee from the present 3% to 2%. With the above decision of the Self-Government Appellate Board being final, this case has become groundless..
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at 1 Zagórna street in Warsaw is unjustified, and that a lower amount of the fee is justified	229,549.45	Application to the Self-Government Appellate Board dated January 12, 2005	Applicant: Orbis S.A. Participant: President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located at 1 Zagórna street in Warsaw (Hotel Solec) is unjustified (the fee was fixed at PLN 570,602.21 as from January 1, 2005), and that a lower amount of the fee is justified i.e. PLN 341,052.76. By virtue of the decision dated September 29, 2005, the Self-Government Appellate Board determined that as from January 1, 2005 the parties are bound by a fee in a different amount than the amount proposed in the notice of termination (i.e. PLN 570,602.21), that is PLN 541,090.68. As Orbis S.A.'s application was only partially seconded, on October 21, 2005 an objection was filed with the Common Court. At the hearing on March 8, 2006, acting upon the concordant application of the parties, the Court suspended the proceedings until May 31, 2006 to allow the parties to settle the matter amicably. No new developments in the case.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at 27 Nowogrodzka street in Warsaw is unjustified, and that a lower amount of the fee is justified	147,281.35	Application to the Self-Government Appellate Board dated January 19, 2005	Applicant: Orbis S.A. Participant: President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located at 27 Nowogrodzka street in Warsaw is unjustified (the fee was fixed at PLN 426,546.37), and that a lower amount of the fee is justified, i.e. PLN 263,967.34. By virtue of the decision dated September 29, 2005, the Self-Government Appellate Board determined that as from January 1, 2005 the parties are bound by a fee in a different amount than the amount proposed in the notice of termination (i.e. PLN 426,546.37), that is PLN 411,248.69. As the application of Orbis S.A. was only partially seconded, on October 21, 2005 an objection was filed with the Common Court and an applicable fee for the objection was paid to the District Court. The date of the hearing has been set for November 2, 2006. Moreover, on December 6, 2005, an application was filed with the President of the Capital City of Warsaw for a change in the percentage rate of the annul fee from the present 3% to 2%. By virtue of the decision dated June 8, 2006, the President of the Capital City of Warsaw refused to change the percentage rate. Therefore, on July 4, 2006 Orbis S.A., despite the pending court litigation also concerning a change in the rate, filed an additional application with the Self-Government Appellate Board for changing the percentage rate for the annual fee from 3% to 2%. No new developments in the case.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for determination, indemnification and obligating to submit a declaration of will		Notification of the District Court dated January 5, 2004 obligating Orbis S.A. to file a reply to the statement of claim	Plaintiff: Norbetanki Nunnery Defendant: State Treasury represented by the President of the City of Cracow, Minister of Finance, the Gmina of the City of Cracow, Orbis S.A.	By virtue of the judgment dated October 14, 2004, the District Court in Cracow partially seconded the request of the plaintiff and the claim against Orbis S.A. and the Gmina of the City of Cracow was dismissed – in the part related to the plot of land no. 180/4. By virtue of the judgment dated May 6, 2005, the Court of Appeal changed the appealed-against judgment by, among others, dismissing the claim for obligating the State Treasury – the President of the City of Cracow – the Staroste to submit a declaration of will concerning the acquisition of ownership of real property with an area of 0. 5822 ha constituting a part of the plot of land no. 180/04 entered in the Land and Mortgage Register no. KW 212704 from the Norbetanki Nunnery against consideration. The court dismissed the remaining part of the appeal. On December 19, 2005, the attorney of Orbis S.A. was served with a copy of the last resort (cassation) appeal against the above-mentioned judgment of the Court of Appeal. The last resort appeal does not concern the judgment of the District Court, favorable for Orbis S.A., in the part dismissing the claim in respect of Orbis S.A., because this judgment was not appealed against and, consequently, could not be challenged in the last resort appeal, and became final in this respect. Nevertheless, as the judgment was challenged in the last resort appeal in respect of the State Treasury, the decision was taken to submit the reply to the last resort appeal, supporting the arguments of the State Treasury. By virtue of the decision dated June 30, 2006, the Supreme Court admitted the last resort appeal for consideration. In its position dated August 21, 2006, the Prosecutor General stated that dismissal of the last resort appeal by the Supreme Court seems justified. At a hearing on October 13, 2006, the Supreme Court dismissed the last resort appeal, which ends the proceedings on the case concerned in favor of Orbis S.A., and ordered that PLN 5,400 be paid to the State Treasury and Orbis S.A. each for costs of litigation. On behalf of Orbis S.A. the case is defended by the Law Office Kubas, Kos – Adwokaci Sp. p. in Cracow.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for issue of a decision embodying land development and management conditions for a new investment project involving construction of an office-hotel-commercial complex in direct neighborhood of Novotel Centrum in Poznań.		January 1, 2003	Applicant: Andersia Property Sp. z o.o.	As the decision of the President of the City of Poznań embodying relevant land development and management conditions applicable to Andersia Property Sp. z o.o. did not take into account the interests of ORBIS S.A., the said decision was appealed against on January 1, 2005 in the Self-Government Appellate Body in Poznań. The case is pending. By virtue of the decision dated September 25, 2006, the President of the City of Poznań suspended administrative proceedings concerning determination of land development and management conditions for the investment project consisting in construction of a service-commercial facility upon the application of the company Andersia Property in connection with the fact that other proceedings pertaining to the same land are pending, these proceedings have been initiated upon the application of the company Andersia Retail and concern determination of land development conditions for an investment project consisting in construction of an office-service-commercial-residential building on the land concerned.
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at 12-14 Powstańców Warszawy street in Sopot is unjustified, and that a lower amount of the fee is justified.	97,307.15	Application to the Self-Government Appellate Board dated January 19, 2005.	Applicant: Orbis S.A. Against: President of the City of Sopot	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct is unjustified (the fee was fixed at PLN 129,299.45), or that a lower amount of the fee is justified, i.e. PLN 105,160.14. The former fee amounted to PLN 31,992.30 (value of the litigation – difference between PLN 129,299.45 and PLN 31,992.30). The Self-Government Appellate Body determined, by virtue of the decision dated May 15, 2006, the amount of the annual fee for perpetual usufruct at PLN 86,199.63 as from January 1, 2005 and changed the percentage rate from 3% to 2% as from the same date. The President of the City of Sopot appealed against the above-mentioned decision of the Self-Government Appellate Body in the Common Court. At a hearing on September 14, 2006, acting upon the motion of the attorney of the President of the City of Sopot, the Court transferred the case to be considered by the District Court in Gdańsk owing to the value of the litigation. The date of the hearing before the District Court has not been set yet.
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at Bitwy Warszawskiej 1920 street in Warsaw is unjustified, and that a lower amount of the fee is justified	273,481.20	Application to the Self-Government Appellate Board dated January 10, 2006	Applicant: Orbis S.A. Participant: President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located at Bitwy Warszawskiej 1920 street in Warsaw (Hotel Vera) is unjustified (the amount of the fee was fixed at PLN 646,720.86 as from January 1, 2006), and that a lower amount of the fee is justified, i.e. PLN 373,239.66. A hearing before the Self-Government Appellate Body was held on June 29, 2006. Orbis S.A. awaits the decision of the Self-Government Appellate Body. Moreover, on December 27, 2005 an application was filed with the President of the Capital City of Warsaw for a change in the percentage rate of the annual fee from the present 3% to 2 %. The case is pending. No new developments in the case.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for „calculation of correct amount of applicable social insurance contributions and for payment of outstanding social insurance contributions for the period 1990 - 1995 in accordance with the plaintiff's remuneration, as well as for payment to the plaintiff of compensation equal to the difference between actually received retirement benefits and the benefits to which the plaintiff would be entitled, if the correct amount of social insurance contributions had been paid"	14,477.54	April 10, 2002	Plaintiff: Janina Bębenek, Defendant: Orbis S.A.	A reply to the statement of claim was filed on April 22, 2002, motioning for the action to be dismissed. The date of the hearing set for July 19, 2006 was adjourned and no new date has been set. The case is pending.
42 proceedings initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. The employees base their claims on the differences between the provisions of the Inter-Departmental Collective Labor Agreement of Orbis S.A. Employees and internal payroll regulations in effect in the Branch that is an independent employer. In 16 cases (out of 42 statements of claim) the court issued orders to pay to the benefit of the employees in admonitory proceedings. As a result of appeals, these cases are now to be considered within the framework of ordinary proceedings, just as the remaining cases.	Plaintiffs, with few exceptions, claim amounts of PLN 10,000 – 14,000.	First statements of claim were filed in July 2006	Plaintiffs: 42 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw motions that all the actions be dismissed.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for payment of fees for rent for the period from February to June 2005 and for telecommunication services in the month of June 2005	PLN 129,243.70	July 19, 2005	Defendant: Zjednoczone Przedsiębiorstwo Rozrywkowe S.A.; Plaintiff: Orbis S.A. (liquidated Europejski Hotel Branch in Warsaw)	The order to pay was issued in admonitory proceedings. The Defendant filed an objection against the order to pay. The Court has suspended proceedings. No new developments in the case.
Bankruptcy with a an option of composition arrangements	316,696.14	March 21, 2005	Maxer S.A. Poznań	Bankruptcy proceedings are pending.
Fee for perpetual usufruct of land	207,926.55	November 24, 2003	President of the City of Gdańsk	On June 8, 2006, the District Court rendered a judgment by virtue of which the fee for perpetual usufruct of disputable land was set at 171,812.85. The said judgment has become final.

ORBIS S.A.

CONDENSED STATUTORY INTERIM FINANCIAL STATEMENT

as at September 30, and for 9 months ended on September 30, 2006

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET

as at September 30, 2006, June 30, 2006, December 31, 2005 and September 30, 2005

Assets	balance as at September 30, 2006	balance as at June 30, 2006	balance as at December 31, 2005	balance as at September 30, 2005
Fixed assets	**1 997 935**	**1 986 943**	**1 967 011**	**1 901 618**
Tangible fixed assets	1 473 228	1 464 038	1 447 888	1 368 713
Intangible assets, of which:	1 282	1 461	1 996	1 768
- goodwill	0	0	0	0
Investment in subsidiaries and associated companies	470 085	470 085	470 085	470 085
Financial assets held for trading	31	31	31	31
Other financial assets	121	121	242	364
Investment property	42 207	42 531	43 184	43 648
Other long-term investments	552	552	552	649
Deferred income tax assets	10 429	8 124	3 033	16 360
Current assets	**174 800**	**185 599**	**136 106**	**177 572**
Inventories	5 585	5 916	5 695	6 596
Trade receivables	35 514	30 405	17 364	29 786
Income tax receivables	0	0	4 770	3 114
Other short-term receivables	92 246	111 349	52 075	57 192
Financial assets at fair value through profit or loss	9 987	21 469	19 959	65 576
Cash and cash equivalents	31 468	16 460	36 243	15 308
Total assets	**2 172 735**	**2 172 542**	**2 103 117**	**2 079 190**

Explanation of differences in presented data for 9 months 2005 against previously published data is described in point 10 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET, continued

as at September 30, 2006, June 30, 2006, December 31, 2005 and September 30, 2005

Shareholders' Equity and Liabilities	balance as at September 30, 2006	balance as at June 30, 2006	balance as at December 31, 2005	balance as at September 30, 2005
Shareholders' equity	**1 624 645**	**1 604 048**	**1 606 344**	**1 559 205**
Share capital	517 754	517 754	517 754	517 754
Other capital	133 333	133 333	133 333	133 411
Retained profits	973 558	952 961	955 257	908 040
Non current liabilities	**298 890**	**298 448**	**267 342**	**313 298**
Loans and borrowings	264 755	264 385	234 717	245 230
Provision for deferred income tax	0	0	0	0
Other non current liabilities	0	0	0	32 172
Provision for pension and similar benefits	34 135	34 063	32 374	34 966
Provisions for liabilities	0	0	251	930
Current liabilities	**249 200**	**270 046**	**229 431**	**206 687**
Loans and borrowings	63 687	60 956	40 835	4 157
Trade liabilities	18 449	26 446	37 294	44 691
Income tax liabilities	6 707	4 517	0	0
Other current liabilities	154 969	171 674	143 131	144 329
Provision for pension and similar benefits	4 319	4 794	4 383	4 531
Provisions for liabilities	1 069	1 659	3 788	8 979
Total liabilities	**2 172 735**	**2 172 542**	**2 103 117**	**2 079 190**

Explanation of differences in presented data for 9 months 2005 against previously published data is described in point 10 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for 9 months and for 3 months ended on September 30, 2006 with comparable figures for the year 2005

	3 months ended on September 30, 2006	9 months ended on September 30, 2006	3 months ended on September 30, 2005	9 months ended on September 30, 2005
Net sales of services	171 135	441 817	166 236	448 101
Net sales of other products, merchandise and raw materials	1 775	2 031	1 672	3 676
Cost of services, products, merchandise and raw materials sold	(109 512)	(314 913)	(109 773)	(325 036)
Gross profit (loss) on sales	**63 398**	**128 935**	**58 135**	**126 741**
Other operating income	3 651	31 722	7 631	44 197
Distribution & marketing expenses	(9 393)	(26 253)	(10 350)	(28 788)
General overheads & administrative expenses	(21 319)	(70 539)	(23 287)	(73 410)
Other operating expenses	(5 577)	(10 422)	(3 767)	(15 749)
Net impairment reversal	0	0	0	0
Operating profit (loss)	**30 760**	**53 443**	**28 362**	**52 991**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	0	(13)	0
Financial income	63	599	3 936	4 962
Financial expenses	(4 689)	(14 599)	(7 033)	(18 090)
Profit (loss) before tax	**26 134**	**39 443**	**25 252**	**39 863**
Corporate income tax	5 537	5 475	3 898	5 148
Net profit (loss) on continuing operations	**20 597**	**33 968**	**21 354**	**34 715**
Discontinued operations	**0**	**0**	**0**	**0**
Loss on discontinued operations	0	0	0	0
Net profit (loss) for the financial year	**20 597**	**33 968**	**21 354**	**34 715**
Earnings (loss) per common share (in PLN)				
Earnings per share for the financial year	0,45	0,74	0,46	0,75
Earnings per share from continuing operations	0,45	0,74	0,46	0,75

Explanation of differences in presented data for 9 months 2005 against previously published data is described in point 10 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 9 months and for 3 months ended on September 30, 2006, for 12 months preceding and for 9 months comparable for the year 2005

Twelve months ended on December 31, 2005

	Share capital	Other capital	Retained profits	Total
Balance as at January 1, 2005	517 754	133 411	888 991	1 540 156
- profit (loss) for the financial year	0	0	81 932	81 932
- sale of long-term investment	0	(78)	0	(78)
Total recognised income	0	(78)	81 932	81 854
dividends	0	0	(15 666)	(15 666)
Balance as at December 31, 2005	517 754	133 333	955 257	1 606 344

of which: nine months ended on September 30, 2005

	Share capital	Other capital	Retained profits	Total
Balance as at January 1, 2005	517 754	133 411	888 991	1 540 156
- profit (loss) for the financial year	0	0	34 715	34 715
Total recognised income	0	0	34 715	34 715
dividends	0	0	(15 666)	(15 666)
Balance as at September 30, 2005	517 754	133 411	908 040	1 559 205

Nine months ended on September 30, 2006

	Share capital	Other capital	Retained profits	Total
Balance as at January 1, 2006	517 754	133 333	955 257	1 606 344
- profit (loss) for the financial year	0	0	33 968	33 968
Total recognised income	0	0	33 968	33 968
dividends	0	0	(15 667)	(15 667)
Balance as at September 30, 2006	517 754	133 333	973 558	1 624 645

of which: three months ended on September, 2006

	Share capital	Other capital	Retained profits	Total
Balance as at Julyl 1, 2006	517 754	133 333	952 961	1 604 048
- profit (loss) for the financial year	0	0	20 597	20 597
Total recognised income	0	0	20 597	20 597
dividends	0	0	0	0
Balance as at September 30, 2006	517 754	133 333	973 558	1 624 645

(all amounts are quoted in PLN thousands, unless otherwise stated)

CASH FLOW STATEMENT

for 9 months and for 3 months ended on September 30, 2006 with comparable figures for the year 2005

	3 months ended on September 30, 2006	9 months ended on September 30, 2006	3 months ended on September 30, 2005	9 months ended on September 30, 2005
OPERATING ACTIVITY				
Gross profit (loss)	**26 134**	**39 443**	**25 252**	**39 863**
Adjustments:	**12 129**	**10 888**	**4 476**	**36 020**
Depreciation and amortization	28 341	80 088	25 743	75 384
(Gain) loss on foreign exchange differences	0	0	(7 841)	(10 268)
Interest and dividends	3 879	(9 430)	2 975	(10 927)
(Profit) loss on investing activity	(340)	(48)	(3 027)	(5 138)
Change in receivables and deferred and accrued expenses	(10 432)	(46 019)	(4 482)	(27 155)
Change in current liabilities, excluding loans and bank credits	(9 155)	(13 039)	14 659	28 744
Change in provisions	(993)	(1 273)	(31 648)	(24 813)
Change in inventories	331	110	749	1 881
Other adjustments	498	499	7 348	8 312
Cash from operating activity	**38 263**	**50 331**	**29 728**	**75 883**
Income tax (paid)/reimbursed	9 743	9 964	1 453	(1 682)
Net cash flow from operating activity	**48 006**	**60 295**	**31 181**	**74 201**
INVESTING ACTIVITY				
Sale of tangible fixed assets and intangible assets	430	922	119	4 371
Sale of investment property	0	0	1 700	1 700
Sale of group companies	0	0	0	2 015
Sale of short-term securities	88 701	230 416	215 353	429 393
Income from dividends	703	22 079	16 607	16 607
Income from interest	537	1 468	506	1 639
Repayment of loans granted	4 005	4 013	0	2 776
Expenditure on tangible fixed assets and intangibles	(31 115)	(110 443)	(27 747)	(49 641)
Expenditure on purchase of group companies	0	0	0	(80)
Expenditure on purchase of short-term securities	(77 051)	(220 115)	(220 334)	(442 188)
Granting of loans	(2 000)	(16 000)	(66)	(12 580)
Other investing expenses	0	0	(15)	(15)
Net cash flow from investing activity	**(15 790)**	**(87 660)**	**(13 877)**	**(46 003)**
FINANCING ACTIVITY				
Loans and borrowings obtained	0	49 652	0	0
Repayment of loans and borrowings	0	(201)	0	(201)
Payment of interest	(1 541)	(11 194)	(1 151)	(8 575)
Dividends and other payments to shareholders	(15 667)	(15 667)	(15 667)	(15 667)
Other financial expenditure	0	0	0	0
Net cash flow from financing activity	**(17 208)**	**22 590**	**(16 818)**	**(24 443)**
Change in cash and cash equivalents	**15 008**	**(4 775)**	**486**	**3 755**
Cash and cash equivalents at the beginning of period	**16 460**	**36 243**	**14 822**	**11 553**
Cash and cash equivalents at the end of period	**31 468**	**31 468**	**15 308**	**15 308**

NOTES
TO THE CONDENSED INTERIM STAND-ALONE FINANCIAL STATEMENTS OF ORBIS S.A.
AS AT SEPTEMBER 30, 2006 AND FOR 9 MONTHS ENDED SEPTEMBER 30, 2006

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements present the financial data of the Company Orbis S.A. with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses kept by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs about 4,000 persons and operates a network of 50 hotels (9,460 rooms) in 28 major cities, towns and resorts in Poland. Company hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels and Etap brands.

These condensed interim financial statements have been **prepared as at September 30, 2006 and for 9 months ended September 30, 2006** on the assumption that the company Orbis S.A. will continue as a going concern in the foreseeable future.

The attached condensed interim financial statements comply with the International Financial Reporting Standards concerning interim reporting approved by the European Union, issued and valid on the date of these financial statements and with the International Accounting Standard 34 "Interim Financial Reporting" (IAS 34).

Main accounting policies applied in preparing the consolidated financial statements are set out in point 2.1 of the notes to the interim consolidated financial statements for the semi-annual period of 2006. These policies have been consistently applied in all the years covered by the financial statements.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

The stand-alone financial statements of Orbis S.A. as at September 30, 2006 should be read together with the consolidated interim financial statements of the Orbis Group as at September 30, 2006.

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning events of the current quarter that are of greatest significance for the Company has been presented in point 2.1 of the condensed interim consolidated financial statements of the Orbis Group as at September 30, 2006 and for 9 months ended September 30, 2006.

2.2 Factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation has been provided in point 2.2.1 of the condensed interim consolidated financial statements.

2.2.2 Internal factors

Information concerning internal factors has been presented in point 2.2.2 of the condensed interim consolidated financial statements.

2.2.3 Prospects for the forthcoming quarter

Information on the Company's prospects has been presented in point 2.2.3 of the condensed interim consolidated financial statements.

3. INCOME STATEMENT OF THE COMPANY

3.1 Income statement of the Company

In PLN thousand	3 months ended Sept. 30, 2006	3 months ended Sept. 30, 2005	% change - 2006 versus 2005	9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2005	% change - 2006 versus 2005
Net sales of products, merchandise and raw materials	172 910	167 908	2,98%	443 848	451 777	-1,76%
% share in total revenues	97,90%	93,56%		93,21%	90,19%	
Cost of goods sold	(109 512)	(109 773)	-0,24%	(314 913)	(325 036)	-3,11%
Selling and marketing costs	(9 393)	(10 350)	-9,25%	(26 253)	(28 788)	-8,81%
Administrative expenses	(21 319)	(23 287)	-8,45%	(70 539)	(73 410)	-3,91%
of which:						
-depreciation & amortization	(28 341)	(25 743)	10,09%	(80 088)	(75 384)	6,24%
- staff costs	(46 239)	(47 118)	-1,87%	(138 628)	(146 847)	-5,60%
- outsourced services	(32 102)	(30 745)	4,41%	(89 074)	(87 370)	1,95%
% share in total costs	93,18%	92,99%		94,27%	92,66%	
Other operating income	3 651	7 631	-52,16%	31 722	44 197	-28,23%
Other operating expenses	(5 577)	(3 767)	48,05%	(10 422)	(15 749)	-33,82%
Operating profit - EBIT	30 760	28 362	8,45%	53 443	52 991	0,85%
Profit (loss) on sale of subsidiaries, affiliates and associates	0	(13)		0	0	
Other finance income	63	3 936	-98,40%	599	4 962	-87,93%
Finance costs	(4 689)	(7 033)	-33,33%	(14 599)	(18 090)	-19,30%
Profit (loss) before tax	26 134	25 252	3,49%	39 443	39 863	-1,05%
Income tax	5 537	3 898	42,05%	5 475	5 148	6,35%
Loss from discontinued operations	0	0			0	
Net profit (loss)	20 597	21 354	-3,55%	33 968	34 715	-2,15%
EBIT margin (EBIT/Revenues)	17,79%	16,89%	5,32%	12,04%	11,73%	2,65%
EBITDA	59 101	54 105	9,23%	133 531	128 375	4,02%

Comments on the results generated by Orbis S.A. in the 3rd quarter of 2006 are presented in point 4.1 of the notes to the consolidated financial statements of the Orbis Group.

3.2 Seasonality or cyclicality of operations

Detailed presentation of the seasonal nature of hotel operations has been presented in point 4.2 of the notes to the consolidated financial statements of the Orbis Group.

4. BALANCE SHEET OF THE COMPANY

in PLN thousand	As at Sept. 30, 2006	As at June 30, 2006	% change in 3 months ended Sept. 30, 2006	As at Dec. 31, 2005	% change in 9 months ended Sept. 30, 2006	As at Sept. 30, 2005	% change in 12 months ended Sept. 30, 2006
Non-current assets	1 997 935	1 986 943	0,55%	1 967 011	1,57%	1 901 618	5,07%
% share in the balance sheet total	91,95%	91,46%		93,53%		91,46%	
Current assets	174 800	185 599	-5,82%	136 106	28,43%	177 572	-1,56%
% share in the balance sheet total	8,05%	8,54%		6,47%		8,54%	
TOTAL ASSETS	2 172 735	2 172 542	0,01%	2 103 117	3,31%	2 079 190	4,50%
Equity	1 624 645	1 604 048	1,28%	1 606 344	1,14%	1 559 205	4,20%
% share in the balance sheet total	74,77%	73,83%		76,38%		74,99%	
Non-current liabilities	298 890	298 448	0,15%	267 342	11,80%	313 298	-4,60%
- of which: borrowings	264 755	264 385	0,14%	234 717	12,80%	245 230	7,96%
% share in the balance sheet total	13,76%	13,74%		12,71%		15,07%	
Current liabilities	249 200	270 046	-7,72%	229 431	8,62%	206 687	20,57%
- of which: borrowings	63 687	60 956	4,48%	40 835	55,96%	4 157	1432,04%
% share in the balance sheet total	11,47%	12,43%		10,91%		9,94%	
TOTAL EQUITY AND LIABILITIES	**2 172 735**	**2 172 542**	**0,01%**	**2 103 117**	**3,31%**	**2 079 190**	**4,50%**
Debt/total capital employed ratio	20,22%	20,28%		17,15%		15,99%	
Debt ratio (total liabilities/total assets ratio)	25,23%	26,17%		23,62%		25,01%	

4.1 Non-current assets

Owing to the nature of the Company's operations, the basic item of its non-current assets is property, plant and equipment accounting for 73.7% of total non-current assets. This item covers, first and foremost, hotel buildings, premises, civil and marine engineering objects as well as land and rights to perpetual usufruct of land. The 5.1% growth in net non-current assets in the last 12 months results predominantly from the planned and performed modernizations of property, plant and equipment (balance between new capital expenditures minus depreciation). Investments in subsidiaries and associates represent the second largest item. This item has not changed as compared to all analyzed periods.

4.2 Current assets

As at the end of the 3rd quarter of 2006, current assets were dominated by other current receivables (52.8% share) composed among others of granted short-term loans to subsidiaries, prepayments, advances and receivables arising from public law regulations. The 17.2% change in the share contributed by this item to total current assets as compared to the 2nd quarter of 2006 results chiefly from a decline in receivables stemming from advances and prepayments created for wages and salaries and the Social Insurance Board (ZUS). As compared to the 3rd quarter of 2005, trade receivables went up by 61.3%, which was impacted by: loans with a total value of PLN 12 million granted this year to the related party, i.e. Orbis Transport, considerable growth in prepaid assets under construction triggered off by modernizations conducted by the Company in a few of its hotels as well as a growth in public law receivables, including chiefly receivables from the Tax Office. The second most significant item is trade receivables that account for 20.3% of total current assets. Increase in this item as compared to the 2nd quarter of 2006 results from a growth in turnover that is typical of the peak of summer season in hotel business. Financial assets at fair value through profit or loss account for 5.7% of current assets. This category comprises securities (bonds) acquired by the Company to derive economic benefits on account of short-term fluctuations in prices. The nearly two-fold decline in this item in the quarter under discussion is attributable to the sale of securities in the current quarter of 2006. On the other hand, the value of executed repo transactions, presented as cash and cash equivalents, went up considerably, hence a substantial rise in cash and cash equivalents as compared to both the preceding quarter and the corresponding period of the past year.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.3 Non-current liabilities

Traditionally, borrowings received (88.6% share) represent the most substantial item of non-current liabilities. The only change against the 2nd quarter of 2006 concerns reclassification of bank borrowings installment from non-current borrowings to current borrowings. The second component of this item is a provision for retirement benefit and other obligations, accounting for 11.4% of total non-current liabilities that remained at a similar level as compared to presented comparable periods.

4.4 Current liabilities

Total value of current liabilities went down by 7.7% as compared to the 2nd quarter of 2006, chiefly as a result of a decline in the dominant component of this item, i.e. other current payables accounting for 62.2% of the total value, the said decline being chiefly a result of disbursement of the dividend to Orbis S.A. shareholders. This item is composed, among others, of liabilities on account of issue of debt securities (71.3% share) and current accruals (17.8% share) that did not change considerably. The second largest item is current borrowings received that increased by the amount of accrued interest. In connection with the fact that Orbis S.A. settled the Tax Group, the Company recognizes quite a substantial amount of income tax payable, contrary to the preceding year. At the same time, income tax refunds due from the companies of the Tax Group are presented in other current receivables.

4.5 Borrowings

Creditor	Amount of borrowings with maturity as at the balance sheet date		Current borrowings	Non-current borrowings	
	PLN	EUR		with maturity from 1 to 3 years	with maturity of over 3 years
loan BWE-24/ORB	1 030	0	708	322	0
fixed term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	307 397	0	42 964	77 965	186 468
loan - Hekon Hotele Ekonomiczne S.A.	20 015		20 015	0	0
TOTAL :	**328 442**	**0**	**63 687**	**78 287**	**186 468**

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.6 Changes in estimates of amounts

Titles for major changes	As at Sept. 30.2006	As at June 30,2006	% change in 3 months ended Sept. 30, 2006	As at Dec. 31,2005	% change in 9 months ended Sept. 30, 2006
DEFERRED TAX PROVISION AND ASSETS*					
1. Deferred tax provision	**0**	**0**	**0,00%**	**0**	**0,00%**
2. Deferred tax assets	**10 429**	**8 124**	**28,37%**	**3 033**	**243,85%**
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement obligations	**38 454**	**38 857**	**-1,04%**	**36 757**	**4,62%**
- created	782	5 366		5 165	
- used	(1 185)	(2 060)		(5 579)	
- released		(1 206)			
2. Provision for liabilities arising from court litigations	**4**	**4**	**0,00%**	**8**	**-50,00%**
- created				3	
- used		(4)		(29 000)	
- released				(5 072)	
3. Provision for restructuring costs	**1 042**	**1 632**	**-36,15%**	**3 508**	**-70,30%**
- created		24		3 508	
- used	(590)	(1 900)		(2 970)	
- released					
IMPAIRMENT OF ASSETS					
1. Impairment of financial non-current assets	**6 059**	**6 059**	**0,00%**	**6 059**	**0,00%**
- created					
- used					
- reversed					
2. Impairment of property, plant and equipment	**262 065**	**262 065**	**0,00%**	**261 520**	**0,21%**
- created		545		159	
- used				(12 264)	
- reversed					

*The deferred tax provision and assets are presented according to its final balance.

4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the Orbis Group

No changes in contingent assets and liabilities were reported in the 3rd quarter of 2006. As at September 30, 2006, contingent assets and liabilities are as follows:

Contingent liabilities:

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 3 months ended Sept. 30, 2006	Financial terms and other remarks
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000 000	0	Period of validity corresponds to the term of the declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 8, 2008	2 000 000	0	Period of validity corresponds to the term of the declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	1 000 000	0	Period of validity corresponds to the term of the declaration on submission to enforcement procedure. The term of the surety is indefinite.
			TOTAL:	5 000 000	0	
		of which: sureties for borrowings or guarantees issued within the group:		5 000 000		

5. CASH FLOWS IN THE COMPANY ORBIS S.A.

In PLN thousand	3 months ended Sept. 30, 2006	3 months ended Sept. 30, 2005	% change - 2006 versus 2005	9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2005	% change - 2006 versus 2005
Cash flows from operating	48 006	31 181	153,96%	60 295	74 201	81,26%
Cash flows from investing	(15 790)	(13 877)	113,79%	(87 660)	(46 003)	190,55%
Cash flows from financing	(17 208)	(16 818)	102,32%	22 590	(24 443)	-92,42%
Total net cash flows	**15 008**	**486**	**3088,07%**	**(4 775)**	**3 755**	**-127,16%**
Cash and cash equivalents at the end of period	31 468	15 308	205,57%	31 468	15 308	205,57%

5.1 Operating activities

In the 3rd quarter of 2006, the Company generated positive cash flows from operating activities as a result of absence of foreign exchange gains, reduced loss from investing activities and smaller changes in provisions. The most substantial positive adjustment of profit concerned, as usual, depreciation/amortization. The decline in profits from foreign exchange differences in the 3rd quarter of 2006, as well as in the three quarters of 2006, to zero as compared to the past year was brought about by repayment of borrowings denominated in a foreign currency. New

incurred liabilities of this type are denominated in Polish Zloty. The adjustment of the balance of provisions in the 3rd quarter of 2006, as well as in the three quarters of 2006 ytd, is much lower than in the corresponding periods of 2005, which is attributable to the use of the provision for disputes concerning the Europejski hotel in the past year. In the 3rd quarter of 2006, as well as in the three quarters of 2006 ytd, a negative adjustment was reported in the change in receivables and prepayments. The growth in trade receivables resulted from an increase in turnover generated by Orbis S.A. hotels. A negative adjustment was also reported in balances of liabilities. The negative value follows from a considerable drop in trade payables.

5.2 Investing activities

Investing activities were marked by a substantial decline in proceeds from sale of short-term securities both in the 3rd quarter of 2006 and in 9 months of 2006 as compared to the corresponding period of the past year. The drop in dividend income and in share of profits of related parties in the 3rd quarter of 2006 against the 3rd quarter of 2005 results predominantly from the fact that the Company Hekon Hotele Ekonomiczne S.A. distributed the dividend as early as in the 2nd quarter of 2006. In the year 2006, both in the 3rd quarter of 2006 and in the three quarters of 2006 ytd, the amount of repaid loans granted by Orbis S.A. went up (repayment of the loan of PLN 4,000 thousand by the company PBP Orbis Sp. z o.o.). In the period January – September 2006, expenditure on property, plant and equipment under construction and intangible assets grew substantially as a result of a large number of investment projects implemented by Orbis S.A., on the other hand, expenditure on purchase of short-term securities declined by nearly 50% in connection with a general drop in trade in these securities. In the 3rd quarter of 2006, the Company Orbis S.A. granted a loan of PLN 2,000 thousand to Orbis Transport Sp. z o.o.

5.3 Financing activities

The basic expenditure incurred in the 3rd quarter of 2006 within the framework of financing activities, reflected in negative cash flows from these activities, was the distributed dividend. Moreover, interest was repaid which also negatively affected cash flows. As compared to the 9 months of 2005, during the 9 months of the current year negative cash flows from financing activities turned into positive cash flows owing to the incurred bank borrowings of PLN 50,000 thousand.

6. STATEMENT OF CHANGES IN EQUITY AND DIVIDENDS

In PLN thousand	As at Sept. 30, 2006	As at June 30, 2006	% change in 3 months ended Sept. 30, 2006	As at Dec. 31, 2005	% change in 9 months ended Sept. 30, 2006	As at Sept. 30, 2005	% change in 12 months ended Sept. 30, 2006
Share capital	517 754	517 754	0,00%	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%	133 411	-0,06%
Retained earnings	973 558	952 961	2,16%	955 257	1,92%	908 040	7,22%
Equity	**1 624 645**	**1 604 048**	**1,28%**	**1 606 344**	**1,14%**	**1 559 205**	**4,20%**

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the current quarter, other reserves did not change and the growth in this item as compared to the balance as the end of the 3rd quarter of past year results from the re-valuation of long-term investments in works of art.

The change in retained earnings in the 3rd quarter of 2006 was a result of the booking of net profit for the current financial period of PLN 20,597 thousand.

Distributed dividends:

- Orbis S.A. – the dividend of PLN 15,667 thousand due to the Company's shareholders under Resolution of the Annual General Meeting of Shareholders of Orbis S.A. dated June 28, 2006. The dividend date was set for August 8, 2006, and the dividend payment date for August 25, 2006.

Received dividends:

- HEKON S.A. - the dividend of PLN 21,376 thousand gross due to Orbis S.A. under Resolution no. IV of the Annual General Meeting of the Company's Shareholders dated June 12, 2006 credited the account of Orbis S.A. on June 30, 2006.

- Orbis Kontrakty – the dividend of PLN 867 thousand gross due to Orbis S.A. under Resolution no. V of the Meeting of the Company's Shareholders dated June 28, 2006 credited the account of Orbis S.A. on July 31, 2006.

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No significant non-recurring or one-off events occurred in the current quarter.

The table below presents the results of hotels belonging to Orbis S.A. that were closed and liquidated in 2005. The objective is to highlight the impact these results exert on individual items of the income statement as at September 30, 2005 and as at September 30, 2006. These hotels include: Europejski hotel in Warsaw, Wanda hotel in Cracow, Reda hotel in Szczecin, Solec hotel in Warsaw, Tranzyt hotel in Częstochowa and Grand hotel in Sopot.
Orbis S.A. results:

in PLN thousand	9 months ended Sept. 30,2006	Results of closed hotels for 9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2006, hotels' results excluded	9 months ended Sept. 30, 2005	Results of closed hotels for 9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2005, hotels' results excluded
Net sales of services, products, merchandise and raw materials	443 848	4 202	439 646	451 777	28 586	423 191
Cost of goods sold	(314 913)	(1 882)	(313 031)	(325 036)	(22 033)	(303 003)
Selling and marketing costs	(26 253)	(234)	(26 019)	(28 788)	(825)	(27 963)
Administrative expenses	(70 539)	(440)	(70 099)	(73 410)	(4 007)	(69 403)
Other operating income	31 722	190	31 532	44 197	5 277	38 920
of which: realesed provision for Europejski hotel					5 073	
Other operating expenses	(10 422)	(4 246)	(6 176)	(15 749)	(4 338)	(11 411)
Operating profit - EBIT	53 443	(2 410)	55 853	52 991	2 660	50 331
Profit (loss) on sale of subsidiaries, affiliates and associates	0	0	0	0	0	0
Other finance income	599	0	599	4 962	3	4 959
Finance costs	(14 599)	(3)	(14 596)	(18 090)	(39)	(18 051)
Profit (loss) before tax	39 443	(2 413)	41 856	39 863	2 624	37 239
Income tax	5 475	0	5 475	5 148	0	5 148
Losses from discontinued operations						
Net profit (loss)	33 968	(2 413)	36 381	34 715	2 624	32 091
EBITDA	133 531	(2 137)	135 668	128 375	3 988	124 387

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

9. RELATED PARTY TRANSACTIONS

In the period of 9 months of 2006, Orbis S.A. executed the following significant transactions with related parties:

- with Societe d'Exploitation HOTEK POLSKA sp. z o.o. (a company related to Accor S.A.) – revenues amounted to PLN 1,203 thousand, including PLN 1,154 thousand under the management contract, while expenses totaled PLN 5,162 thousand, including PLN 2,148 thousand as license fee. Receivables under these transactions amounted to PLN 7 thousand, while payables to PLN 97 thousand. In the period of 9 months of 2005, revenues amounted to PLN 593 thousand, including PLN 589 thousand under the

(all amounts are quoted in PLN thousand, unless otherwise stated)

management contract, while expenses totaled PLN 4,910 thousand, including PLN 2,919 thousand as license fee. Receivables amounted to PLN 280 thousand, while payables to PLN 3 thousand.

- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system amounted to PLN 1,069 thousand, and no payables were recognized in this period. In the 9 months of 2005, expenses amounted to PLN 366 thousand and the amount of reported payables was the same.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates.

10. CHANGES IN ACCOUNTING POLICIES

Full presentation of Orbis S.A. accounting policies, applicable as from January 1, 2005, is provided in point 2.1 of the notes to the interim consolidated financial statements of the Orbis Group as at June 30, 2006.

The differences between the figures disclosed in the balance sheet for 9 months ended September 30, 2005 presented in these condensed interim financial statements and the condensed interim financial statements as at September 30 and for 9 months ended September 30, 2005 were brought about predominantly by the revaluation of property, plant and equipment made by the Company. The applied revaluation methods are presented in point 2.1.6 of the notes to the interim consolidated financial statements of the Orbis Group as at June 30, 2006.

The impact of restatements, made in accordance with the above mentioned methodology, on the result and equity for figures covering 9 months of 2005 is presented below:

	As at Sept. 30, 2005 published figures		Differences	As at Sept. 30, 2005 current figures
BALANCE SHEET				
Non-current assets	2 000 461	1.	-98 843	1 901 618
Current assets	179 407	2.	-1 835	177 572
Total assets	2 179 868		-100 678	2 079 190
Equity	1 586 173	3.	-26 968	1 559 205
Non-current liabilities	379 552	4.	-66 254	313 298
Current liabilities	214 143	5.	-7 456	206 687
Total equity and liabilities	2 179 868		-100 678	2 079 190
INCOME STATEMENT	**9 months ended Sept. 30, 2005 published figures**		**Differences**	**9 months ended Sept. 30, 2005 current figures**
Gross profit (loss) on sales	149 916		-23 175	126 741
Profit (loss) from operating activities	72 539		-19 548	52 991
Net profit (loss) for the financial year	49 529		-14 814	34 715

(all amounts are quoted in PLN thousand, unless otherwise stated)

BALANCE SHEET

1.	Effects of change in valuation of property, plant and equipment to fair value and other changes in property, plant and equipment	-36 351
	Change in presentation of deferred tax and re-calculation of impact of IFRS restatement on the amount of the deferred tax	-56 882
	Change in presentation of prepaid tangible assets	-5 610
	Total	**-98 843**

2.	Change in presentation of prepaid tangible assets	5 610
	Derecognition of special funds from the balance sheet	-6 515
	Change in the presentation of provision for VAT payable, presently treated as a reduction in public law receivables	-930
	Total	**-1 835**

3.	Effects of change in valuation of property, plant and equipment to fair value and other changes in property, plant and equipment	-36 351
	Other	9 383
	Total	**-26 968**

4.	Change in presentation of deferred tax	-67 473
	Other	1 219
	Total	**-66 254**

5.	Derecognition of special funds from the balance sheet	-6 515
	Change in the presentation of provision for VAT payable, presently treated as a reduction in public law receivables	-930
	Other	-11
	Total	**-7 456**

INCOME STATEMENT

5.	Adjustment of cost of goods sold due to depreciation/amortization	-21 418
	Adjustment of profit on sale of non-current assets	1 408
	Re-calculation of impact of IFRS restatement on the amount of deferred tax	5 062
	Other	134
	Total	**-14 814**

(all amounts are quoted in PLN thousand, unless otherwise stated)

11. EVENTS AFTER THE BALANCE SHEET DATE

Events after the balance sheet date has been presented in point 4.2 of the interim consolidated financial statements as at September 30, 2006 and for 6 months ended September 30, 2006.

12. SHAREHOLDERS

As at November 14, 2006, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at November 14, 2006, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder	No. of shares held as at Nov. 14, 2006 (no. of voting rights at the GM)	% share in share capital as at Nov. 14, 2006 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Aug. 11, 2006 to Nov. 14, 2006 (since submission of last interim financial statements)
Accor S.A.:	18 698 000	40,57%	
[including a subsidiary of Accor S.A. - Société d'Exploitation HOTEK POLSKA Sp. z o.o.]:	2 303 849	4,99%	
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	2 715 009	5,89%	
BZ WBK AIB Asset Management S.A. - customers under management contracts. investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.:	5 606 231	12,17%	
[including on accounts of securities investment fund BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.]:	4 611 981	10,01%	
Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

As at November 14, 2006, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye - President of the Management Board
   holds 5,000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula - First Vice-President of the Management Board
   holds 2,607 shares of Orbis S.A.
3. Ireneusz Andrzej Węglowski - Vice-President of the Management Board
   holds 3,000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
5. Alain Billy - Member of the Management Board
   does not hold any Orbis S.A. shares

As at November 14, 2006, members of the Supervisory Board held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Erez Boniel
   does not hold any Orbis S.A. shares
3. Sabina Czepielinda
   holds 268 Orbis S.A. shares
   acquired in 1998 free of charge (employee shares)
4. Paweł Dębowski
   does not hold any Orbis S.A. shares
5. Michael Flaxman
   does not hold any Orbis S.A. shares
6. Christophe Guillemot
   does not hold any Orbis S.A. shares
7. Michael Harvey
   does not hold any Orbis S.A. shares
8. Andrzej Przytuła
   does not hold any Orbis S.A. shares
9. Janusz Rożdżyński
   does not hold any Orbis S.A. shares
10. Denys Sappey
    does not hold any Orbis S.A. shares

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigations pending before courts, arbitration or public administration bodies is provided in point 15 of the notes to the interim consolidated financial statements.